Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2010 and 2009
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2010 and 2009 and the results of its operations, the changes in its equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
Without qualifying our opinion, we draw attention to the following;
As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
March 18, 2011

This report is effective as of March 18, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2010 and 2009

(In millions of won)	Notes	2010		2009

Assets
Cash and due from banks	4,19,20	~~W~~	14,686,812	15,855,307
Securities	5,19		54,823,501	51,291,635
Loans, net	6		176,926,781	166,963,829
Property and equipment, net	8,19,20		2,361,956	2,323,874
Goodwill, net	9		3,496,580	4,074,710
Other assets, net	10		13,736,122	14,508,732

Total assets		~~W~~	266,031,752	255,018,087

Liabilities
Deposits	11	~~W~~	153,083,073	147,737,458
Borrowings	12		19,901,208	18,097,872
Debentures, net	13		39,715,634	39,904,757
Provision for retirement and severance benefits, net of deposits for severance benefit insurance and plan assets	14		160,449	176,766
Other liabilities	15		29,973,352	27,978,208

Total liabilities			242,833,716	233,895,061

Stockholders’ equity
Capital stock of ~~W~~5,000 par value	22		2,370,998	2,370,998
Authorized—1,000,000,000 shares
Common stock
Issued and outstanding:
474,199,587 shares in 2010 and 2009

Preferred stock			481,475	481,475
Issued and outstanding:
43,711,000 shares in 2010 and 53,094,459 shares in 2009

Capital surplus			9,924,851	9,924,852
Capital adjustments			(390,916)	(417,142)
Accumulated other comprehensive income	26		1,382,007	1,182,574
Retained earnings			8,956,338	7,182,853
Non-controlling interest in consolidated subsidiaries			473,283	397,416

Total stockholders’ equity			23,198,036	21,123,026

Total liabilities and stockholders’ equity		~~W~~	266,031,752	255,018,087

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2010 and 2009

(In millions of won)	Notes	2010		2009

Interest income and dividends:
Interest on due from banks		~~W~~	158,600	196,204
Interest and dividends on securities			2,330,453	2,268,007
Interest on loans			11,954,049	11,458,486
Other			68,651	57,025

Total interest income and dividends			14,511,753	13,979,722

Interest expense:

Interest on deposits			4,099,253	4,345,358
Interest on borrowings			387,115	663,673
Interest on debentures			1,930,314	2,181,083
Other			61,374	95,852

Total interest expense			6,478,056	7,285,966

Net interest income			8,033,697	6,693,756
Provision for loan losses, net			1,027,689	1,578,802

Net interest income after provision for loan losses			7,006,008	5,114,954

Non-interest income:

Fees and commission income			1,393,760	1,378,019
Insurance income			3,302,778	2,869,727
Gain on sale of trading securities			229,965	444,593
Unrealized gain on trading securities			156,249	32,902
Gain on sale of available-for-sale securities			643,491	337,553
Reversal of impairment loss on available-for-sale securities			1,830	9,317
Reversal of impairment loss on held-to-maturity securities			24,069	28,400
Equity in income of equity method accounted investees			20,783	16,997
Gain on disposition of equity method accounted investments			—	15,077
Gain on sale of loans			32,272	76,379
Gain on foreign currency transactions and translation			1,578,518	9,913,637
Gain on derivatives			10,993,992	20,999,520
Other			818,306	1,164,209

Total non-interest income		~~W~~	19,196,013	37,286,330

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income, Continued
For the years ended December 31, 2010 and 2009

(In millions of won)	Notes	2010		2009

Non-interest expense:

Fees and commission expense		~~W~~	1,509,873	1,223,507
Insurance expense			3,548,330	3,069,947
Loss on sale of trading securities			139,418	373,408
Unrealized loss on trading securities			191,515	120,931
Loss on sale of available-for-sale securities			42,872	73,143
Impairment loss on available-for-sale securities			34,332	35,207
Impairment loss on held-to-maturity securities			1,220	1,635
Equity in loss of equity method accounted investees			6,947	3,984
Impairment loss on equity method accouted investments			79,933	—
Loss on disposition of equity method accounted investments			—	6,242
Loss on sale of loans			42,469	46,619
General and administrative expenses	27		4,218,546	3,968,837
Loss on foreign currency transactions and translation			2,082,655	9,179,118
Loss on derivatives			10,342,131	21,306,909
Other			873,029	1,012,322

Total non-interest expense			23,113,270	40,421,809

Net non-interest expense			(3,917,257)	(3,135,479)

Income from continuing operations before income taxes			3,088,751	1,979,475

Income taxes	24		717,608	666,682

Income from continuing operations			2,371,143	1,312,793

Income from discontinued operations (net of income tax: ~~W~~2,485 million in 2009)			—	15,460

Consolidated net income		~~W~~	2,371,143	1,328,253

Net income in controlling interest			2,383,936	1,305,311

Net income in non-controlling interest			(12,793)	22,942

		~~W~~	2,371,143	1,328,253

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income, Continued
For the years ended December 31, 2010 and 2009

(In won)	Notes	2010		2009

Earnings per share	25
Basic earnings per share from continuing operations		~~W~~	4,531	2,273

Basic earnings per share			4,531	2,303

Diluted earnings per share from continuing operations			4,451	2,261

Diluted earnings per share			4,451	2,290

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2010 and 2009

					Accumulated
					other		Non-
	Capital		Capital	Capital	comprehensive	Retained	controlling
(In millions of won)	stock		surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,333	6,299,623	348,041	17,952,155
Dividends		—	—	—	—	(244,987)	—	(244,987)
Redemption of redeemable preferred stocks		—	—	—	—	(172,793)	—	(172,793)
Common stock issuance		390,000	885,260	—	—	—	—	1,275,260
Net income for year		—	—	—	—	1,305,311	22,942	1,328,253
Changes in other capital surplus		—	7,020	—	—	—	—	7,020
Changes in other capital adjustments		—	—	15,745	—	—	(929)	14,816
Changes in retained earnings of subsidiaries		—	—	—	—	(4,301)	—	(4,301)
Changes in valuation gain on available-for-sale securities		—	—	—	1,074,279	—	(858)	1,073,421
Changes in unrealized holding gains (losses) of equity method accounted investees		—	—	—	(15,015)	—	10	(15,005)
Changes in adjustment for foreign currency translation		—	—	—	(154,111)	—	(364)	(154,475)
Changes in valuation gain on derivatives		—	—	—	35,088	—	—	35,088
Other changes in non-controlling interest		—	—	—	—	—	28,574	28,574

Balance at December 31, 2009	~~W~~	2,852,473	9,924,852	(417,142)	1,182,574	7,182,853	397,416	21,123,026

Balance at January 1, 2010	~~W~~	2,852,473	9,924,852	(417,142)	1,182,574	7,182,853	397,416	21,123,026
Dividends		—	—	—	—	(427,860)	—	(427,860)
Redemption of redeemable preferred stocks						(182,794)	—	(182,794)
Net income for year		—	—	—	—	2,383,936	(12,793)	2,371,143
Changes in other capital surplus			(1)	—	—	—	—	(1)
Changes in other capital adjustments		—	—	26,226	—	—	(1)	26,225
Changes in retained earnings of subsidiaries		—	—	—	—	203	—	203
Changes in valuation gain on available-for-sale securities		—	—	—	173,264	—	946	174,210
Changes in unrealized holding gains (losses) of equity method accounted investees		—	—	—	22,884	—	13	22,897
Changes in adjustment for foreign currency translation		—	—	—	2,859	—	(327)	2,532
Changes in valuation gain on derivatives		—	—	—	426	—	—	426
Other changes in non-controlling interest		—	—	—	—	—	88,029	88,029

Balance at December 31, 2010	~~W~~	2,852,473	9,924,851	(390,916)	1,382,007	8,956,338	473,283	23,198,036

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009

(In millions of won)	2010		2009
Cash flows from operating activities
Net income	~~W~~	2,371,143	1,328,253

Adjustments for:
Depreciation and amortization		773,578	729,362
Provision for loan losses, net		1,027,689	1,578,798
Accrual for retirement and severance benefits		116,872	108,002
Unrealized loss on trading securities, net		35,266	87,870
Impairment loss on available-for-sale securities		34,332	35,207
Reversal of impairment loss on available-for-sale securities		(1,830)	(9,317)
Impairment loss on held-to-maturity securities		1,220	1,635
Reversal of impairment loss on held-to-maturity securities		(24,069)	(28,400)
Equity in income of equity method accounted investees, net		(13,836)	(13,013)
Impairment loss on equity method accounted investments		79,933	—
Gain on disposition of the equity method accounted investments		—	(20,915)
Loss (gain) on foreign currency transactions, net		285,849	(971,881)
Valuation gain on derivatives, net		(22,899)	(598,092)
Stock compensation costs, net		32,307	51,780
Policy reserves and other insurance expense		1,932,294	1,467,108
Other, net		411,839	301,221
Changes in assets and liabilities:
Increase in trading securities		(4,145,823)	(348,904)
Decrease in available-for-sale securities		792,938	1,512,132
Decrease (increase) in held-to-maturity securities		296,447	(4,080,623)
Dividend received from equity method accounted investments		9,520	6,977
Decrease (increase) in loans		(11,010,865)	2,149,630
Increase in loan origination fee		84,848	133,037
Decrease in other assets		3,686,463	12,487,271
Decrease in other liabilities		(3,755,306)	(15,185,870)
Retirement and severance benefits paid		(19,884)	(233,594)
Increase in deposit for severance benefit insurance		(117,970)	(78,973)

Net cash provided by (used in) operating activities		(7,139,944)	408,701

Cash flows from investing activities

Cash provided by investing activities:

Decrease in equity method accounted investments		9,111	137,473
Proceeds from disposal of property and equipment		32,567	69,583
Decrease in other assets		95,050	204,606

		136,728	411,662

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2010 and 2009

(In millions of won)	2010		2009
Cash used in investing activities:
Acquisition of equity method accounted investments	~~W~~	(108,402)	(36,260)
Purchase of property and equipment		(240,516)	(240,043)
Increase in other assets		(191,370)	(234,287)

		(540,288)	(510,590)

Net cash used in investing activities		(403,560)	(98,928)

Cash flows from financing activities

Cash provided by financing activities:

Increase in deposits		10,196,492	27,861,051
Proceeds from borrowings		15,091,715	18,569,767
Proceeds from debentures		13,209,325	9,967,114
Increase in other liabilities		742,924	255,745
Issuance of common stock		—	1,310,400
Disposition of stock of subsidiary		—	22,885
Increase in non-controlling interest		103,227	66,988
Disposition of treasury stock		—	26

		39,343,683	58,053,976

Cash used in financing activities:

Decrease in deposits		(5,289,934)	(6,642,465)
Repayment of borrowings		(13,451,443)	(28,005,759)
Repayment of debentures		(13,457,008)	(18,081,164)
Debentures issuance costs paid		(69,726)	(216,890)
Decrease in other liabilities		(77,885)	(2,130,271)
Stock issuance costs paid		—	(35,157)
Dividends paid		(427,571)	(245,035)
Redemption of redeemable preferred stocks		(182,794)	(172,793)
Acquisition of stock of subsidiaries		(2,490)	(3,303)
Decrease in non-controlling interest		(12,695)	(29,597)

		(32,971,546)	(55,562,434)

Net cash provided by financing activities		6,372,137	2,491,542

Increase (decrease) in cash and due from banks due to change in consolidation scope		2,872	(24,815)

Net increase (decrease) in cash and due from banks		(1,168,495)	2,776,500
Cash and due from banks at beginning of year		15,855,307	13,078,807

Cash and due from banks at end of year	~~W~~	14,686,812	15,855,307

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on Shinhan Financial Group Co., Ltd. and Subsidiaries (the “Consolidated Company”)
Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are summarized as follows:
(a)	Controlling Company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC (formerly Shinhan BNP Paribas Investment Trust Management Co., Ltd.). Shinhan Financial Group was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies and Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange.

As of December 31, 2010, Shinhan Financial Group has 34 subsidiaries which are consolidated and its capital stock amounted to ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock, respectively.
(b)	Subsidiaries included in Consolidation
a.	Shinhan Bank

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of December 31, 2010, Shinhan Bank operated through 847 domestic branches, 104 depositary offices and 7 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.
b.	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1,1988 and January 1, 1998, respectively.

Shinhan Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act.

As of December 31, 2010, Shinhan Card had 48 branches, approximately 2.55 million merchants in its network, 15.18 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on the Consolidated Company, Continued
c.	Shinhan Investment Corp.

Shinhan Investment Corp. (“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of December 31, 2010, it operated through 88 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,116 million of preferred stock).
d.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2010, Shinhan Life Insurance operated through 172 branches and its capital stock amounted to ~~W~~200,000 million.
e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. As of December 31, 2010, its capital stock amounted to ~~W~~180,000 million.
f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. As of December 31, 2010, its capital stock amounted to ~~W~~110,644 million.
g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. As of December 31, 2010, its capital stock amounted to ~~W~~3,000 million.
h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. As of December 31, 2010, its capital stock amounted to ~~W~~10,000 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on the Consolidated Company, Continued
i.	Shinhan BNP Paribas Asset Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement with BNP Paribas Asset Management Group on October 2002, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. As of December 31, 2010, its capital stock amounted to ~~W~~75,374 million.
j.	Trust Accounts of Shinhan Bank and Jeju Bank

Trust accounts managed by Shinhan Bank and Jeju Bank are consolidated only if Shinhan Bank or Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings.
k.	Shinhan Asia Limited

Shinhan Asia Limited (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2010, its capital stock amounted to US$ 100 million.
l.	Shinhan Bank America

Shinhan Bank America was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2010, its capital stock amounted to US$ 123 million.
m.	Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2010, its capital stock amounted to EUR 23 million.
n.	Shinhan Khmer Bank

Shinhan Khmer Bank (“Shinhan Khmer”) was established on August 10, 2007. As of December 31, 2010, its capital stock amounted to US$ 20 million.
o.	. Shinhan Kazakhstan Bank

Shinhan Kazakhstan Bank (“Shinhan Kazakhstan”) was established on March 21, 2008. As of December 31, 2010, its capital stock amounted to KZT 5,029 million.
p.	Shinhan Canada Bank

Shinhan Canada Bank (“Shinhan Canada”) was established on August 22, 2008. As of December 31, 2010, its capital stock amounted to CAD 30 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on the Consolidated Company, Continued
q.	Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on April 30, 2008. As of December 31, 2010, its capital stock amounted to CNY 2,000 million.
r.	SBJ Bank

SBJ Bank was established on September 14, 2009. As of December 31, 2010, its capital stock amounted to JPY 15,000 million.
s.	Shinhan Bank Vietnam

Shinhan Bank Vietnam (“Shinhan Vietnam”) was established on October 13, 2009. As of December 31, 2010, its capital stock amounted to VND 3,000,000 million.
t.	Shinhan Aitas Co., Ltd.

Shinhan Aitas Co., Ltd. (“Shinhan Aitas”) was established in June, 2000 to engage in the business of bookkeeping services on trust assets. As of December 31, 2010, its capital stock amounted to ~~W~~2,372 million.
u.	Shinhan Investment Corp. Europe Ltd.

Shinhan Investment Corp. Europe Ltd. (“Shinhan Investment Europe”) was established in 1991 and provides securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority of UK. As of December 31, 2010, its capital stock amounted to GBP 3,400 thousand.
v.	Shinhan Investment Corp. America Inc.

Shinhan Investment Corp. America Inc. (“Shinhan Investment America”) was established in 1993 and provides securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. As of December 31, 2010, its capital stock amounted to US$ 4,200 thousand.
w.	Shinhan Investment Corp. Asia Ltd.

Shinhan Investment Corp. Asia Ltd. (“Shinhan Investment Asia”) was established on May 25, 2007 and provides securities trading, underwriting and derivative brokerage services under the Securities and Futures Ordinance of Hong Kong. As of December 31, 2010, its capital stock amounted to HKD 40,000 thousand.
x.	Shinhan Maritime Private Equity Fund.

Shinhan Maritime Private Equity Fund (“Shinhan Maritime PEF”) was established on September 16, 2010. As of December 31, 2010, its capital stock amounted to ~~W~~78,451 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on the Consolidated Company, Continued
y.	SS Triton A S.A

SS Triton A S.A (“SS Triton A”) was established on October 15, 2010. As of December 31, 2010, its capital stock amounted to US$ 17,457 thousand.
z.	SS Triton B S.A

SS Triton B S.A (“SS Triton B”) was established on October 15, 2010. As of December 31, 2010, its capital stock amounted to US$ 17,457 thousand.
aa.	Petra Private Equity Fund

Petra Private Equity Fund (“Petra PEF”) was established on December 3, 2009. As of December 31, 2010, its capital stock amounted to ~~W~~41,000 million.
bb.	Shinhan National Pension Service Private Equity Fund 1st

Shinhan National Pension Service Private Equity Fund 1st (“Shinhan PEF 1st”) was established on August 18, 2005. As of December 31, 2010, its capital stock amounted to ~~W~~222,000 million.
cc.	Shinhan Private Equity Fund 2nd

Shinhan Private Equity Fund 2nd (“Shinhan PEF 2nd”) was established on August 11, 2008. As of December 31, 2010, its capital stock amounted to ~~W~~211,600 million.
dd.	Symphony Energy Co., Ltd.

Symphony Energy Co., Ltd. (“Symphony Energy”) was established on April 24, 2004 and provides manufacturing and installation services of solar module. As of December 31, 2010, its capital stock amounted to ~~W~~6,074 million.
ee.	SHPE Holdings One Limited

SHPE Holdings One Limited (“SHPE Holdings One”) was established on October 31, 2008, based on the Act on Capital Market and Financial Investment Business and has been engaged in investments by private funding. As of December 31, 2010, its capital stock amounted to ~~W~~6,200 million.
ff.	SHPE Holdings Two Limited

SHPE Holdings Two Limited (“SHPE Holdings Two”) was established on December 4, 2009, based on the Act on Capital Market and Financial Investment Business and has been engaged in investments by private funding. As of December 31, 2010, its capital stock amounted to ~~W~~30,010 million.
gg.	HKC&T Co., Ltd.

HKC&T Co., Ltd. (“HKC&T”), a tower crane maker, was established in November, 2009. As of December 31, 2010, its capital stock amounted to ~~W~~3,001 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on the Consolidated Company, Continued
Ownership of Shinhan Financial Group and its consolidated subsidiaries as of December 31, 2010 and 2009 were as follows:

		2010		2009
		Number of	Ownership	Number of	Ownership
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
²	Shinhan Card	125,369,403	100.0	125,369,403	100.0
²	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
²	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
²	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
²	Jeju Bank	15,241,424	68.9	15,241,424	68.9
²	Shinhan Credit Information	600,000	100.0	600,000	100.0
²	Shinhan PE	2,000,000	100.0	2,000,000	100.0
²	Shinhan BNP Paribas AMC	9,798,586	65.0	9,798,585	65.0
²	Shinhan Macquarie (*)	—	—	102,000	51.0
Shinhan Bank	Shinhan Asia	999,999	99.9	999,999	99.9
²	Shinhan Bank America	3,514,283	100.0	2,657,141	100.0
²	Shinhan Europe	Limited	100.0	Limited	100.0
²	Shinhan Khmer	18,000,000	90.0	16,020,000	80.1
²	Shinhan Kazakhstan	502,872	100.0	502,872	100.0
²	Shinhan Canada	Limited	100.0	Limited	100.0
²	Shinhan China	Limited	100.0	Limited	100.0
²	SBJ Bank	30,000,000,000	100.0	20,000,000,000	100.0
²	Shinhan Vietnam	Limited	100.0	Limited	100.0
²	Shinhan Aitas	421,358	89.6	421,358	89.6
²	Shinhan PEF 1st	592	26.7	592	26.7
²	Shinhan PEF 2nd	55,200	26.1	43,440	26.1
Shinhan Investment	Shinhan Investment Europe	3,400,000	100.0	3,400,000	100.0
²	Shinhan Investment America	15,000	100.0	15,000	100.0
²	Shinhan Investment Asia	40,000,000	100.0	40,000,000	100.0
²	Shinhan Maritime PEF	5,603,616,755	7.1	—	—
Shinhan Maritime PEF	SS Triton A S.A	17,456,750	100.0	—	—
²	SS Triton B S.A	17,456,750	100.0	—	—
Shinhan Life Insurance	Shinhan PEF 1st	74	3.3	74	3.3
²	Shinhan PEF 2nd	9,200	4.4	7,240	4.4
Shinhan Capital	Petra PEF	10,000,000,000	23.8	10,000,000,000	23.8
Jeju Bank	Shinhan PEF 1st	37	1.7	37	1.7
Shinhan PE	Shinhan PEF 1st	111	5.0	111	5.0
²	Shinhan PEF 2nd	4,600	2.2	3,620	2.2
Shinhan PEF 1st	Symphony Energy	9,424,193	77.6	9,424,193	77.6
Shinhan PEF 2nd	SHPE Holdings One	Limited	100.0	Limited	100.0
²	SHPE Holdings Two	Limited	100.0	—	—
SHPE Holdings Two	HKC&T	600,200	100.0	—	—

(*)	The controlling company disposed all investments in Shinhan Macquarie Financial Advisory Co.,Ltd. (“Shinhan Macquarie”) at August 20, 2010 through the retirement of shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(1)	General Description on the Consolidated Company, Continued
(c)	Other Equity Method Investees
Details of ownerships in the equity method accounted investees as of December 31, 2010 and 2009 were as follows:

		Ownership (%)
Investor	Investee	2010	2009
Shinhan Financial Group	SHC Management Co., Ltd.	100.0	100.0
²	Shinhan Data System	100.0	—
Shinhan Bank	Cardif Life Insurance	15.0	15.0
²	Shinhan Data System	—	100.0
²	Shinhan Corporate Restructuring Fund 7 th	58.8	58.8
²	Shinhan Corporate Restructuring Fund 8 th	14.4	14.4
²	Macquarie Shinhan Infrastructure Management Co., Ltd.	14.0	35.2
²	Aju Capital Co., Ltd.	12.9	14.4
²	Shinhan Vina Bank	50.0	50.0
²	Westend Corporate Restructuring Fund	17.2	17.2
²	UAMCO., Ltd.	17.5	17.5
Shinhan Card	High Technology Investment, Ltd.	—	28.6
²	Shinhan KT Mobile Card	50.0	50.0
Shinhan Investment	APC Fund	21.9	21.9
Shinhan Capital	KTB Corporate Restructuring Fund 18 th	47.2	47.2
²	Macquarie Shinhan Infrastructure Management Co., Ltd.	14.8	14.8
²	Shinhan Corporate Restructuring Fund 5 th	45.0	45.0
²	Shinhan Corporate Restructuring Fund 7 th	29.4	29.4
²	Shinhan Corporate Restructuring Fund 8 th	11.4	11.4
²	DCC Corporate Restructuring Fund 1st	24.1	24.1
²	HTIC Corporate Restructuring Fund 2 nd	20.0	20.0
²	PT Clemont Finance Indonesia	30.0	30.0
²	Haejin Shipping Co. Ltd.	24.0	24.0
²	APC Fund	3.3	3.3
²	Westend Corporate Restructuring Fund	10.3	10.3
²	TSYoon 2nd Corporate Restructuring Fund	23.3	23.3
²	SHC-IMM New Growth Fund	64.5	64.5
²	SHC-AJU 1st Investment Fund	19.2	19.2
²	Now IB Fund 6 th	25.0	—
²	QCP New Technology Fund 20 th	47.2	—
²	SHC 1st New Technology Fund	42.5	—
²	Mirae Asset Good Company Investment Fund 3rd	50.0	—
²	Now IB Fund 8 th	38.5	—
²	AJU-SHC WIN-WIN Company Fund 2nd	25.0	—
²	AJU-SHINHAN Small but Great Company Fund 1st	60.0	—
²	Stonebridge New Growth Fund	23.3	—
²	AJU M&A 1st Investment Fund	40.0	—
Jeju Bank	Shinhan Corporate Restructuring Fund 7 th	4.9	4.9
Symphony Energy	Korea Solec Energy Co., Ltd.	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

Shinhan Financial Group Co. Ltd. and its subsidiaries (collectively the “Consolidated Company”) maintains its accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Consolidated Company’s financial position, results of operations, changes in equity or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Investments in Securities

Classification
Upon acquisition, the Consolidated Company classifies debt and equity securities (excluding investments in subsidiaries, associates and joint ventures) into the following categories: held-to-maturity, available-for-sale or trading securities. This classification is reassessed at the end of each reporting period.

Investments in debt securities where the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Initial recognition

Investments in securities (excluding investments in subsidiaries, associates and joint ventures) are initially recognized at cost. Equity securities and debt securities are recorded by the moving average method and the individual identification method, respectively.

Subsequent measurement and income recognition
Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the consolidated income statement in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the consolidated income statement using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(b)	Investments in Securities, Continued

Fair value information

The fair value of marketable securities is determined using quoted market prices as of the period end. Non-marketable equity securities are recorded at fair value calculated by the valuation model using reliable data of independent professional institutes. Non-marketable debt securities are fair valued by discounting cash flows using the prevailing market rates for debt with a similar credit risk and remaining maturity. Credit risk is determined using the issuer’s credit rating as announced by accredited credit rating agencies in Korea. Non-marketable beneficiary certificates are recorded at fair value using the standard trading yield rate determined by fund management companies.

Impairment

The Consolidated Company audits investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and there is no clear evidence that impairment is not necessary. Impairment, if any, is recorded as a reduction in the carrying amount of the securities and included in the consolidated income statement in the period in which they arise. Recovery of impairment loss, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current income. However, the new carrying amount after the reversal of impairment cannot exceed the carrying value of the investment security that would have been measured at the date of reversal had no impairment loss been recognized.
(c)	Investments in Associates

Associates are all entities over which the Consolidated Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying an equity interest of over 20 percent of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Consolidated Company’s investments in associates include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate over the Consolidated Company’s share of the fair value of the identifiable net assets acquired.

Negative goodwill is the excess of fair value of the net identifiable assets acquired over the purchase price. The balance of negative goodwill is allocated to proportionately reduce the values assigned to depreciable non-monetary assets. If the allocation reduces the non-monetary assets to zero, any remainder is recognized as an extraordinary gain in the period of acquisition. However, negative goodwill related to future losses and expenses that have been specifically identified in the purchase agreement, is recognized as income in the period these are actually incurred.

Goodwill and negative goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of (negative) goodwill is recorded together with equity income (losses).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(c)	Investments in Associates, Continued

The Consolidated Company’s share in its post-acquisition profits or losses of associates is recognized in the consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate are recognized when the associate declares the dividend. When the Consolidated Company’s share of losses in an associate equals or exceeds its interest in the associate, including preferred stock, other long term loans and receivables issued by the associate or guaranteed obligations of the associate, the Consolidated Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

If an associate uses accounting policies or estimates other than those of the Consolidated Company for like transactions and events in similar circumstances, the Consolidated Company makes appropriate adjustments to conform the associate’s accounting policies to those of the Consolidated Company when the associate’s financial statements are used by the Consolidated Company in applying the equity method.

Unrealized gains on transactions between the Consolidated Company and its associates are eliminated to the extent of the Consolidated Company’s interest in each associate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Consolidated Company audits goodwill for impairment and records any impairment loss immediately in the consolidated statement of income.

(d)	Allowance for Loan Losses

In estimating the allowance for corporate and household loan losses, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.

i) Expected Loss Method

The Consolidated Company estimates the allowance for corporate and household loan losses using the expected loss method, which multiplies loan balances by probability of default (“PD”) and loss given default (“LGD”). This provisionary method considers both financial and non-financial factors of borrowers to assess PD and LGD. PD is determined by considering the type of borrowers, the nature of loans and delinquent days, and LGD is determined by considering the type of loan and collateral.

ii) Financial Supervisory Service (“FSS”) Guideline

The Consolidated Company applies the FSS guidelines for corporate and household loans (excluding credit card loans) in accordance with the Regulations for the Supervision of Banks. The prescribed minimum levels of provision per the FSS guidelines are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses, Continued

	Corporate loans	Household loans
Normal	(*) 0.85%	1%
Precautionary	7%	10%
Substandard	20%	20%
Doubtful	50%	55%
Estimated loss	100%	100%

(*)	0.9% for construction, real estate and rental services, retail and wholesale, and lodging and restaurant; industries susceptible to market
Additionally, the Consolidated Company considers the borrowers’ ability to repay and the recovery value of collateral in estimating expected loss on high-risk or large volume loan balances.

For credit card loans, the Consolidated Company provides for allowance through a loss ratio analysis based on historical data of recoverable amounts for rewritten loans, and roll-rate analysis for other loans. The Consolidated Company adopts the FSS guidelines under the Specialized Credit Financial Business Act, as revised on February 11, 2008, and provides for allowance by each loan classification as follows: a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively.

(e)	Troubled Debt Restructuring

A loan which contractual terms are modified in a troubled debt restructuring program is accounted for at the present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses and provision for loan losses in the current period. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from the nominal value of the loans. Allowance for loan losses is amortized using the effective interest method, resulting in recognition of interest income.

(f)	Deferred Loan Origination Fee

Fees associated with origination of loans are deferred and recognized over the life of the loan as an adjustment to the loan balance and interest income.

(g)	Transfer of Assets

Transfers of financial assets to third parties are accounted for as sales when controls surrendered to the transferee. The Consolidated Company derecognizes financial assets including any related allowance from the consolidated statement of financial position and recognizes all assets obtained and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sale is recognized in earnings. Conversely, the Consolidated Company only recognizes financial assets transferred from third parties on the consolidated statement of financial position when the Consolidated Company obtains control of financial assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, except for assets acquired through exchange, investment in kind or donation, which are recorded at their fair value.

Depreciation is computed by the depreciation method and estimated useful lives of the respective assets as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40~60 years
Vehicles	Declining-balance	4~6 years
Furniture, fixtures and other	²	²
Leasehold improvement	Straight-line	5 years
Significant additions or improvements extending the useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(i)	Intangible Assets

Intangible assets are stated at acquisition cost less accumulated amortization computed using the straight-line method over the estimated useful lives of related intangible assets or twenty years, whichever is shorter.

When the recoverable amount of the intangible assets are substantially below the carrying amount of the assets due to obsolescence or sharp decline in its market value, the Consolidated Company reduces its carrying amount to the recoverable amount and the amount impaired is recognized as impairment loss.

(j)	Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(k)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized (accreted) based on the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(l)	Retirement and Severance Benefits

The Consolidated Company introduced a pension plan. Under the Retirement Benefits Regulation, consideration of service requirements under the plan begins from the date the plan is effective; the period of service prior to the effective date of the plan will continue to be covered by the existing retirement benefits plan.

The Consolidated Company introduced a defined benefit pension plan, where each eligible employee receives a fixed amount of pension after retirement. The Consolidated Company accrued, as a liability for retirement and severance benefits, lump-sum payments payable to employees who are currently in service, assuming that they left the Consolidated Company as of the end of the reporting period. All employees with a minimum of one year of service are eligible to participate and must elect to participate in the plan. The benefits vest after employees have completed five years of vesting service or reached age 65, if earlier.

The Consolidated Company sponsors a defined contribution plan in which contributions in the amount of 1/12 of employee’s annual salary is made by the Consolidated Company. The amount of benefit payments depends on the performance of the plan assets and is not guaranteed. The benefits vest after employees have completed five years of vesting service or reached age 65, if earlier. Contributions to the plan are expensed as retirement and severance benefits when remitted to the plan.

The combined provision for retirement and severances benefits under the pension plan and those under the existing retirement benefit plan is recorded as the liability for retirement and severance benefits. Pension plan assets, together with the existing retirement and severance benefit deposit and the deposit previously made to the National Pension Fund under the old National Pension Law, as referred to above, is reflected in the accompanying consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(m)	Allowance for Unused Credit Commitments

In estimating the allowance for unused corporate, household and credit card commitments, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.

i) Expected Loss Method

The Consolidated Company estimates the allowance for unused credit commitments using the same method applied for allowance for loan losses.

ii) FSS Guideline

The Consolidated Company estimates the allowance for unused loan commitments based on each classification in accordance with the Regulations for the Supervision of Banks revised at December 7, 2007 as follows: for unused corporate loan commitments a minimum of 0.85% for normal (0.9% for construction, real estate and rental services, retail and wholesale and lodging and restaurant; industries susceptible to market), 7% for precautionary, 20% for substandard, 50% for doubtful and 100% for estimated loss, respectively; for unused household loan commitments a minimum of 1.0% for normal, 10% for precautionary, 20% for substandard, 55% for doubtful and 100% for estimated loss, respectively; and for credit card commitments a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively.

(n)	Allowance for Guarantees and Acceptances

The Consolidated Company estimates allowance for losses on outstanding guarantees and acceptances, contingent guarantees and acceptances and endorsed bills in accordance with the same loan classification criteria applied in estimating allowance for loan losses and records it as other liabilities with the respective changes recorded as other non-interest expense.

(o)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event; (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Consolidated Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(p)	Deferred Acquisition Costs

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract period, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(q)	Policy Reserves

The Consolidated Company accounts for policy reserves based on the Insurance Business Law and other related Insurance Supervisory Regulation. These policy reserves are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission of the Republic of Korea, of which the details are as follows:
i.	Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

ii.	Unearned premium reserve

Unearned premium reserve refers to premium for subsequent periods, but collected before the reporting date.

iii.	Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

iv.	Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

v.	Dividend reserve for policyholders’ income participation

Dividend reserve for policyholders’ income participation refers to the amount reserved depending on the business performance for the purpose of appropriating it for future dividends to policyholders.

vi.	Reserve for reinsurance premium

If the Consolidated Company reinsures its insurance contracts, the recoverable amount from the reinsurance company is recorded as a deduction against the policy reserves.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(r)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the reporting dates, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,138.9 and ~~W~~1,167.6 to US$ 1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services Ltd. on December 31 2010 and 2009, respectively.

Foreign currency assets and liabilities of foreign-based operations and branches accounted for using the equity method are translated at the rate of exchange at the respective reporting dates. Foreign currency amounts in the consolidated statement of income are translated using an average rate. Translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are recorded net as accumulated other comprehensive income. These gains and losses are subsequently recognized as income in the year the foreign operations or companies are liquidated or sold.

(s)	Share-Based Payments

The Consolidated Company has granted share options or performance share to its employees. For equity-settled share-based payment transactions, the Consolidated Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Consolidated Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Consolidated Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest.

For cash-settled share-based payment transactions, the Consolidated Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Consolidated Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Consolidated Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(t)	Leases

The Consolidated Company classifies and accounts for leases as either operating or capital leases, depending on the terms of the lease. Leases where the Consolidated Company assumes substantially all the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

Substantially all the risks and rewards of ownership are evidenced when one or more of the criteria listed below are met:
—	Ownership of the leased property transfers to the lessee at the end of the lease term

—	The lessee has a bargain purchase option, and it is reasonably certain at the inception of the lease that the option will be exercised.

—	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

—	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.
In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

Where the Consolidated Company is the lessor, a financing lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including residual value, if any. The difference between the financing lease receivable and the book value of the underlying asset is recorded as gain (loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of financing lease receivable and interest income, determined using the effective interest rate.

For an operating lease, revenue on a lease is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Consolidated Company.

The Consolidated Company also recognizes initial direct costs incurred in negotiating and arranging a financing lease, included as part of net investment, and those costs are expensed as lease expense over the lease term on the same basis in which interest income is recognized. Initial direct costs are incremental costs that are directly attributable to negotiating and arranging a lease, except for such costs incurred by manufacturer or dealer lessor.

Where the Consolidated Company is the lessee under a capital lease, the present value of future minimum lease payments is capitalized and a corresponding liability is recognized. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(u)	Derivatives and Hedge Accounting

The Consolidated Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Consolidated Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the consolidated income statement in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to earnings.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in earnings.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in earnings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(v)	Interest Income

Interest income on bank deposits, loans and securities are recognized on an accrual basis, except for interest income on loans that are overdue and loans to bankrupt customers. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. Payments on delinquent loans are first applied to delinquent interest, to normal interest, and then to the principal balance.

(w)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar transactions are stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(x)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of consolidated income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the end of reporting period.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.

The Consolidated Company has filed with the Korean tax authorities a national income tax return under the consolidated corporate tax system, which allows national income tax payments based on the combined profits or losses of the Consoidated Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(y)	Cash Management Account (“CMA”)

The Consolidated Company offers Cash Management Accounts services, of which investments consist of eligible securities for open market operations, bills discounted, trade bills, etc. The trust money received from the CMA depositor is presented as trust of cash management account in liabilities and invested in securities, bills discounted, etc., and such assets under custody in cash management is accounted for both cash management account assets and other trading securities. As the Consolidated Company renders the investment yield to the depositor, such earnings are recognized as interest on deposits in operating expenses. As the Consolidated Company receives commission from the depositor with regard to withdrawal of the trust money or arrival to maturity, such commissions are recognized as commissions income in operating revenues.

(z)	Income from Discontinued Operations

Operating and non-operating income, net of income tax effect is reported as income from discontinued operations in the income statement for the period in which an initial disclosure event occurred. The prior period financial statements, presented comparatively, are reclassified to show the income (loss) from discontinued operations separately from continuing operations.

(aa)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from those estimates.

(bb)	Earnings per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Consolidated Company by the weighted-average number of shares outstanding during the period.

Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

(3)	Standards Applied for Preparing Consolidated Financial Statements
(a)	The equity method accounted investments of Shinhan Financial Group are eliminated against the stockholders’ equity account of each subsidiary as of the date of acquisition.

(b)	The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries’ net assets at the time of acquisition as goodwill and negative goodwill, which are amortized over 10 to 14 years.

In addition, the Consolidated Company reflects the difference between the acquisition cost and the book value of non-controlling interests in the consolidated statement of financial position as consolidated capital surplus or capital adjustment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(3)	Standards Applied for Preparing Consolidated Financial Statements, Continued
(c)	All significant inter-company transactions and account balances among the consolidated companies are fully eliminated in consolidation.

(d)	With regards to the same borrowers’ loans with same credit risk, the Consolidated Company applies the same provision policy for the purpose of preparing the consolidated financial statements.

(4)	Cash and Due from Banks
(a)	Cash and due from banks as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Cash and cash equivalents	~~W~~	2,609,007	1,846,790
Due from banks in won		9,383,817	10,863,038
Due from banks in foreign currencies		2,540,531	2,889,235
Due from banks invested in gold		153,457	256,244

	~~W~~	14,686,812	15,855,307

(b)	The maturities of due from banks as of December 31, 2010 and 2009 were as follows:

	Due from banks in
			Foreign
At December 31, 2010	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	7,903,473	2,036,477	153,457	10,093,407
Due after 3 months through 6 months		289,343	300,536	—	589,879
Due after 6 months through 1 year		932,132	92,996	—	1,025,128
Due after 1 year through 3 years		7,290	36,808	—	44,098
Thereafter		251,579	73,714	—	325,293

	~~W~~	9,383,817	2,540,531	153,457	12,077,805

	Due from banks in
			Foreign
At December 31, 2009	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	10,023,528	2,349,637	256,244	12,629,409
Due after 3 months through 6 months		316,528	340,046	—	656,574
Due after 6 months through 1 year		224,949	79,319	—	304,268
Due after 1 year through 3 years		46,370	40,645	—	87,015
Thereafter		251,663	79,588	—	331,251

	~~W~~	10,863,038	2,889,235	256,244	14,008,517

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(4)	Cash and Due from Banks Continnued
(c)	Cash and due from financial institutions as of December 31, 2010 and 2009 were as follows:

	Due from banks in
			Foreign
At December 31, 2010	Won		currencies	Gold	Total
Bank of Korea	~~W~~	3,659,331	858,689	—	4,518,020
Banking institutions		1,995,416	1,640,236	153,457	3,789,109
other		3,331,582	—	—	3,331,582

	~~W~~	8,986,329	2,498,925	153,457	11,638,711

	Due from banks in
			Foreign
At December 31, 2009	Won		currencies	Gold	Total
Bank of Korea	~~W~~	6,205,780	855,250	—	7,061,030
Banking institutions		1,569,828	2,033,429	256,244	3,859,501
other		3,087,430	556	—	3,087,986

	~~W~~	10,863,038	2,889,235	256,244	14,008,517

(d)	Restricted due from banks as of December 31, 2010 and 2009 were as follows:

	2010		2009	Restrictions
Due from banks in won:
Reserve deposits at the Bank of Korea	~~W~~	3,659,331	6,205,780	General banking account
Due from banks for customer accounts		1,083,537	708,736	Reserve for customer deposits
Other		19,964	226,264	Deposit for severance benefit insurance and security deposit

		4,762,832	7,140,780
Due from banks in foreign currencies		602,020	682,414	General banking account

	~~W~~	5,364,852	7,823,194

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities
(a)	Securities as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Trading securities	~~W~~	13,305,262	9,229,061
Available-for-sale securities		28,677,329	29,005,672
Held-to-maturity securities		12,534,241	12,802,041
Equity method accounted investments		306,669	254,861

	~~W~~	54,823,501	51,291,635

(b)	Trading Securities
i)	Trading securities as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Equity securities	~~W~~	535,922	524,699

Debt securities:
Government bonds		837,557	1,393,438
Finance debentures		4,323,114	3,434,866
Corporate bonds		2,384,371	1,250,760

		7,545,042	6,079,064

Beneficiary certificates		246,542	164,558
Securities in foreign currencies		10,278	15,821
Other		4,967,478	2,444,919

	~~W~~	13,305,262	9,229,061

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
ii)	Details of equity securities as of December 31, 2010 and 2009 were as follows:

	2010
	Acquisition cost		Fair value	Book value
Trading equity securities	~~W~~	551,587	535,922	535,922

	2009
	Acquisition cost		Fair value	Book value
Trading equity securities	~~W~~	499,666	524,699	524,699
iii)	Details of debt securities classified as trading securities as of December 31, 2010 and 2009 were as follows:

	2010
				Fair value	Book value
				including	excluding
			Acquisition	accrued	accrued
	Face value		cost	income (*1)	income (*2)
Government bonds	~~W~~	851,870	820,366	853,600	837,557
Finance debentures		4,324,400	4,310,562	4,333,753	4,323,114
Corporate bonds		2,388,740	2,373,634	2,392,437	2,384,371

	~~W~~	7,565,010	7,504,562	7,579,790	7,545,042

	2009
				Fair value	Book value
				including	excluding
			Acquisition	accrued	accrued
	Face value		cost	income (*1)	income (*2)
Government bonds	~~W~~	1,396,928	1,392,566	1,409,142	1,393,438
Finance debentures		3,456,521	3,437,308	3,445,226	3,434,866
Corporate bonds		1,245,809	1,250,618	1,260,398	1,250,760

	~~W~~	6,099,258	6,080,492	6,114,766	6,079,064

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.

(*2)	Accrued income is recorded as other assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
iv)	Details of beneficiary certificates as of December 31, 2010 and 2009 were as follows:

	2010
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	241,093	246,542	246,542

	2009
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	161,413	164,558	164,558
v)	Trading securities denominated in foreign currencies as of December 31, 2010 and 2009 were as follows:

	(In millions of won and thousands of US dollars)
	2010				2009
		Won				Won
	U.S. dollar	equivalent		Ratio (%)	U.S. dollar	equivalent		Ratio (%)

USD	$—	~~W~~	—	—	$10,024	~~W~~	11,705	73.98
HKD	9,025		10,278	100.00	3,525		4,116	26.02

	$9,025	~~W~~	10,278	100.00	$13,549	~~W~~	15,821	100.00

vi)	Details of other trading securities as of December 31, 2010 and 2009 were as follows:

	2010
	Acquisition cost		Fair value	Book value
Commercial paper	~~W~~	3,703,967	3,704,620	3,704,620
Other		1,262,737	1,263,190	1,262,858

	~~W~~	4,966,704	4,967,810	4,967,478

	2009
	Acquisition cost		Fair value	Book value
Commercial paper	~~W~~	2,186,637	2,185,980	2,185,980
Other		296,961	258,939	258,939

	~~W~~	2,483,598	2,444,919	2,444,919

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in millions of won)

(5)	Securities, Continued
vii)	Details of securities classified by major categories as of December 31, 2010 and 2009 were as follows:

			In foreign
At December 31, 2010	In won		currency	Total	Ratio(%)
Equity securities	~~W~~	535,922	10,278	546,200	4.11
Floating rate note		2,237,115	—	2,237,115	16.81
Fixed rate note		5,307,927	—	5,307,927	39.89
Other		5,214,020	—	5,214,020	39.19

	~~W~~	13,294,984	10,278	13,305,262	100.00

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Equity securities	~~W~~	524,699	4,116	528,815	5.73
Floating rate note		553,414	—	553,414	6.00
Fixed rate note		5,525,650	11,705	5,537,355	60.00
Other		2,609,477	—	2,609,477	28.27

	~~W~~	9,213,240	15,821	9,229,061	100.00

viii)	Details of securities classified by industry as of December 31, 2010 and 2009 were as follows:

			In foreign
At December 31, 2010	In won		currency	Total	Ratio(%)
Government	~~W~~	1,334,408	—	1,334,408	10.03
Financial institutions		4,721,129	—	4,721,129	35.48
Other		7,239,447	10,278	7,249,725	54.49

	~~W~~	13,294,984	10,278	13,305,262	100.00

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Government	~~W~~	1,861,347	—	1,861,347	20.17
Financial institutions		5,230,350	—	5,230,350	56.67
Other		2,121,543	15,821	2,137,364	23.16

	~~W~~	9,213,240	15,821	9,229,061	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in millions of won)

(5)	Securities, Continued
(c)	Available-for-Sale securities
i)	Available-for-sale securities as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Equity securities:
Stocks	~~W~~	4,310,968	4,621,017
Investment in special funds		463,394	489,470

		4,774,362	5,110,487
Debt securities:
Government bonds		6,037,235	5,711,947
Finance debentures		9,445,352	9,810,432
Corporate bonds		5,438,122	4,095,747

		20,920,709	19,618,126
Beneficiary certificates		1,177,860	1,971,584
Securities in foreign currencies		1,661,659	2,114,780
Other		142,739	190,695

	~~W~~	28,677,329	29,005,672

ii)	Details of available-for-sale equity securities as of December 31, 2010 and 2009 were as follows:

	2010
	Acquisition cost		Fair value	Book value
Stocks	~~W~~	2,913,991	4,310,968	4,310,968
Investment in special funds		487,283	463,394	463,394

	~~W~~	3,401,274	4,774,362	4,774,362

	2009
	Acquisition cost		Fair value	Book value
Stocks	~~W~~	3,375,037	4,621,017	4,621,017
Investment in special funds		507,839	489,470	489,470

	~~W~~	3,882,876	5,110,487	5,110,487

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in millions of won)

(5)	Securities, Continued
iii)	Details of debt securities classified as available-for-sale securities as of December 31, 2010 and 2009 were as follows:

	2010
				Fair value	Book value
				including	excluding
				accrued	accrued
	Face value		Acquisition cost	income (*1)	income (*2)
Government bonds	~~W~~	6,040,673	5,863,227	6,142,951	6,037,235
Finance debentures		9,347,264	9,362,143	9,495,113	9,445,352
Corporate bonds		5,467,124	5,456,737	5,464,794	5,438,122

	~~W~~	20,855,061	20,682,107	21,102,858	20,920,709

	2009
				Fair value	Book value
				including	excluding
				accrued	accrued
	Face value		Acquisition cost	income (*1)	income (*2)
Government bonds	~~W~~	5,807,045	5,654,234	5,831,817	5,711,947
Finance debentures		9,804,811	9,780,544	9,882,777	9,810,432
Corporate bonds		4,214,883	4,187,796	4,117,535	4,095,747

	~~W~~	19,826,739	19,622,574	19,832,129	19,618,126

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.

(*2)	Accrued income is recorded as other assets.
iv)	Details of beneficiary certificates as of December 31, 2010 and 2009 were as follows:

	2010
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	1,108,908	1,177,860	1,177,860

	2009
	Acquisition cost		Fair value	Book value
Beneficiary certificates	~~W~~	1,879,342	1,971,584	1,971,584

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in millions of won)

(5)	Securities, Continued
v)	Available-for-sale securities denominated in foreign currencies as of December 31, 2010 and 2009 were as follows:

				(In millions of won and thousands of U.S. dollars)
	2010				2009
		Won				Won
	U.S. dollar	equivalent		Ratio (%)	U.S. dollar	equivalent		Ratio (%)
USD	$1,352,288		1,540,121	92.69	$1,654,123	~~W~~	1,931,354	91.33
JPY	46,729		53,220	3.20	109,837		128,246	6.06
SGD	14,749		16,798	1.01	7,830		9,142	0.43
EUR	492		560	0.03	528		617	0.03
INR	37,016		42,158	2.54	31,915		37,264	1.76
GBP	1,462		1,666	0.10	1,334		1,557	0.07
CHF	6,266		7,136	0.43	5,653		6,600	0.32

	$1,459,002	~~W~~	1,661,659	100.00	$1,811,220	~~W~~	2,114,780	100.00

vi)	Details of other available-for-sale securities as of December 31, 2010 and 2009 were as follows:

	2010
	Acquisition cost		Fair value	Book value
Entrusted assets to investment service companies	~~W~~	64,802	71,038	71,038
Other		46,824	71,701	71,701

	~~W~~	111,626	142,739	142,739

	2009
	Acquisition cost		Fair value	Book value
Entrusted assets to investment service companies	~~W~~	139,583	145,239	145,239
Other		45,117	45,456	45,456

	~~W~~	184,700	190,695	190,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(in millions of won)

(5)	Securities, Continued
vii)	Available-for-sale securities restricted for sale for certain periods as of December 31, 2010 were as follows:

	Book value		Restricted until
Hynix Semiconductor Inc.	~~W~~	341,403	Merger & Acquisition
Hyundai Engineering & Construction Co., Ltd.		204,688	Merger & Acquisition
Ssangyong Cement Industrial Co., Ltd.		62,490	Merger & Acquisition
Hanchang Paper Co., Ltd.		2,113	December 31, 2012
Ssangyong Engineering & Construction Co., Ltd.		12,228	Joint-sale by creditors
Taesan LCD., inc		26,803	December 31, 2013
Pantech Co., Ltd.		21,882	December 31, 2011
Daewoo Electronics Co., Ltd.		5,289	Joint-sale by creditors
Daehan Shipbuilding Co., Ltd.		769	December 31, 2013
HJC Corp.		20,292	December 31, 2010
Credit Recovery Fund		105,585	Board of Directors’ approval
Korean private carbon fund 1st		4,779	August 12, 2023
Isamt Co., Ltd.		13,100	June 30, 2013
Kumhoindustrial Co., Ltd.		25,168	December 31, 2014
Daewoo Capital CRV		8,362	Joint-sale by creditors
Jysolutec Co., Ltd.		2,014	December 31, 2012
Kumho Tire Co., Ltd.		2,003	December 31, 2014
Wizit Co., Ltd.		905	December 31, 2012
YGS Co., Ltd.		142	December 31, 2012
Visa Inc.		90,504	March 25, 2011

	~~W~~	950,519

viii)	Details of impairment loss and reversal of impairment loss of available-for-sale securities for the years ended December 31, 2010 and 2009 were as follows:

	2010			2009
	Impairment		Reversal	Impairment	Reversal
Equity securities	~~W~~	5,015	317	11,423	1,918
Investment in special funds		—	—	295	—
Debt securities		—	1,510	842	7,343
Other securities		29,317	3	22,647	56

	~~W~~	34,332	1,830	35,207	9,317

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
ix)	The maturity of debt securities as of December 31, 2010 and 2009 as follows:

	Government		Finance	Corporate
At December 31, 2010	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	80,371	303,903	240,550	624,824
Due after 3 months through 6 months		111,247	1,735,910	166,222	2,013,379
Due after 6 months through 1 year		536,566	3,210,073	560,892	4,307,531
Due after 1 year through 3 years		2,018,431	2,272,537	2,462,622	6,753,590
Thereafter		3,290,620	1,922,929	2,007,836	7,221,385

	~~W~~	6,037,235	9,445,352	5,438,122	20,920,709

	Government		Finance	Corporate
At December 31, 2009	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	65,287	2,753,602	377,336	3,196,225
Due after 3 months through 6 months		352,205	1,497,854	195,732	2,045,791
Due after 6 months through 1 year		170,463	1,767,233	406,491	2,344,187
Due after 1 year through 3 years		2,198,574	2,226,233	1,774,098	6,198,905
Thereafter		2,925,418	1,565,510	1,342,090	5,833,018

	~~W~~	5,711,947	9,810,432	4,095,747	19,618,126

x)	Details of securities classified by major categories as of December 31, 2010 and 2009 were as follows:

			In foreign
At December 31, 2010	In won		currency	Total	Ratio(%)
Equity securities	~~W~~	4,310,968	355,905	4,666,873	16.27
Floating rate note		714,648	231,526	946,174	3.30
Fixed rate note		20,206,061	998,136	21,204,197	73.94
Other		1,783,993	76,092	1,860,085	6.49

	~~W~~	27,015,670	1,661,659	28,677,329	100.00

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Equity securities	~~W~~	4,621,017	382,223	5,003,240	17.25
Floating rate note		196,512	635,082	831,594	2.87
Fixed rate note		19,421,614	1,033,409	20,455,023	70.52
Other		2,651,749	64,066	2,715,815	9.36

	~~W~~	26,890,892	2,114,780	29,005,672	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
xi)	Details of securities classified by industry as of December 31, 2010 and 2009 were as follows:

			In foreign
At December 31, 2010	In won		currency	Total	Ratio(%)
Government	~~W~~	7,375,669	150,706	7,526,375	26.24
Financial institutions		10,052,711	752,017	10,804,728	37.68
Other		9,587,290	758,936	10,346,226	36.08

	~~W~~	27,015,670	1,661,659	28,677,329	100.00

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Government	~~W~~	8,104,940	83,936	8,188,876	28.23
Financial institutions		10,145,181	889,802	11,034,983	38.04
Other		8,640,771	1,141,042	9,781,813	33.73

	~~W~~	26,890,892	2,114,780	29,005,672	100.00

xii)	Structured notes as of December 31, 2010 consisted of the following:

	Pair value		Book value	Inherent risk
Credit linked notes(*)	~~W~~	137,167	54,637	Loss from occurrence of a credit event

(*)	If one or more credit events occur including bankruptcy, payment defaults, default on obligation, refusal of payment or restructuring, the Consolidated Company will receive the underlying bonds issued or guaranteed by reference company or cash equivalent to the market value at the time of the credit event from the counterparty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
(d)	Held-to-maturity securities
i)	Held-to-maturity securities as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Government bonds	~~W~~	6,151,908	5,706,571
Finance debentures		2,892,970	4,521,243
Corporate bonds		3,209,183	2,446,809
Securities in foreign currencies		280,170	127,418
Other		10	—

	~~W~~	12,534,241	12,802,041

ii)	Details of debt securities classified as held-to-maturity securities as of December 31, 2010 and 2009 consisted of the following:

	2010
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	6,380,716	6,095,999	6,529,837	6,151,908
Finance debentures		2,891,020	2,889,067	2,953,861	2,892,970
Corporate bonds		3,198,342	3,209,507	3,309,961	3,209,183

	~~W~~	12,470,078	12,194,573	12,793,659	12,254,061

	2009
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	5,792,019	5,682,426	5,836,532	5,706,571
Finance debentures		4,526,001	4,518,631	4,588,036	4,521,243
Corporate bonds		2,446,725	2,442,410	2,487,564	2,446,809

	~~W~~	12,764,745	12,643,467	12,912,132	12,674,623

(*)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
iii)	Details of other held-to-maturity securities as of December 31, 2010 consisted of the following:

	2010
	Acquisition cost		Fair value	Book value
Other	~~W~~	10	10	10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
iv)	Held-to-maturity securities in foreign currencies as of December 31, 2010 and 2009, were as follows:

	(In millions of won and thousands of U.S. dollars)
	2010				2009
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
		equivalent				equivalent
USD	$26,245	~~W~~	29,890	10.67	$35,746	~~W~~	41,737	32.76
JPY	210,927		240,225	85.74	64,863		75,734	59.44
INR	8,829		10,055	3.59	8,519		9,947	7.80

	$246,001	~~W~~	280,170	100.00	$109,128	~~W~~	127,418	100.00

v)	Changes in impairment loss and reversal of impairment loss on held-to-maturity securities for the years ended December 31, 2010 and 2009 were as follows:

	2010			2009
	Impairment		Reversal	Impairment	Reversal
Debt securities	~~W~~	1,220	24,069	1,635	28,400
vi)	The maturity of debt securities as of December 31, 2010 and 2009 as follows:

	Government		Finance	Corporate
At December 31, 2010	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	113,898	29,993	70,011	213,902
Due after 3 months through 6 months		140,746	139,563	19,945	300,254
Due after 6 months through 1 year		402,677	449,434	256,053	1,108,164
Due after 1 year through 3 years		1,765,251	912,412	1,371,368	4,049,031
Thereafter		3,729,336	1,361,568	1,491,806	6,582,710

	~~W~~	6,151,908	2,892,970	3,209,183	12,254,061

	Government		Finance	Corporate
At December 31, 2009	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	11,101	306,639	86,072	403,812
Due after 3 months through 6 months		179,987	309,758	89,868	579,613
Due after 6 months through 1 year		130,508	1,183,637	79,964	1,394,109
Due after 1 year through 3 years		1,464,130	1,262,873	1,104,825	3,831,828
Thereafter		3,920,845	1,458,336	1,086,080	6,465,261

	~~W~~	5,706,571	4,521,243	2,446,809	12,674,623

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
vii)	Details of securities classified by major categories as of December 31, 2010 and 2009 were as follows:

			In foreign
At December 31, 2010	In won		currency	Total	Ratio(%)
Floating rate note	~~W~~	215,000	—	215,000	1.72
Fixed rate note		12,039,061	271,061	12,310,122	98.21
Other		10	9,109	9,119	0.07

	~~W~~	12,254,071	280,170	12,534,241	100.00

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Floating rate note	~~W~~	185,000	30,067	215,067	1.68
Fixed rate note		12,489,623	97,351	12,586,974	98.32

	~~W~~	12,674,623	127,418	12,802,041	100.00

viii)	Details of securities classified by industry as of December 31, 2010 and 2009 were as follows:

			In foreign
At December 31, 2010	In won		currency	Total	Ratio(%)
Government	~~W~~	6,786,029	62,740	6,848,769	54.64
Financial institutions		2,094,423	129,304	2,223,727	17.74
Other		3,373,619	88,126	3,461,745	27.62

	~~W~~	12,254,071	280,170	12,534,241	100.00

			In foreign
At December 31, 2009	In won		currency	Total	Ratio(%)
Government	~~W~~	7,713,751	45,829	7,759,580	60.61
Financial institutions		4,697,818	57,725	4,755,543	37.15
Other		263,054	23,864	286,918	2.24

	~~W~~	12,674,623	127,418	12,802,041	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued
(e)	Equity Method Accounted Investments

Details of equity method accounted investments as of December 31, 2010 and 2009 were as follows:

	2010
				Equity	Accumulated
			Acquisition	method	other
	Beginning		(dividend/	income	comprehensive	Impairment	Ending
Investees	balance		disposal), net	(loss)	income	loss	balance
SHC Management Co., Ltd.	~~W~~	8,655	—	(345)	—	—	8,310
Cardif Life Insurance		4,398	6,000	321	3,105	—	13,824
Shinhan Data System		5,606	—	316	—	—	5,922
Aju Capital Co., Ltd.		86,877	—	745	27,216	(79,933)	34,905
Macquarie Shinhan infrastructure Management Co., Ltd.		4,405	(5,748)	5,624	—	—	4,281
Shinhan Vina Bank		53,185	—	5,956	(1,307)	—	57,834
Shinhan KT Mobile Card		248	—	(248)	—	—	—
Shinhan Corporate Restructuring Fund 5th		5,365	(374)	(3,326)	(453)	—	1,212
Shinhan Corporate Restructuring Fund 7th		5,375	(5,123)	4	—	—	256
Shinhan Corporate Restructuring Fund 8th		24,192	—	1,214	—	—	25,406
DCC Corporate Restructuring Fund 1st		1,549	(724)	1,032	165	—	2,022
KTB Corporate Restructuring Fund 18th		407	(175)	(221)	—	—	11
High Technology Investment, Ltd.		143	(56)	(5)	(82)	—	—
HTIC Corporate Restructuring Fund 2nd		3,891	(5,209)	1,318	—	—	—
PT Clemont Finance Indonesia		4,906	—	1,163	99	—	6,168
Haejin Shipping Co. Ltd.		876	—	(33)	17	—	860
APC Fund		14,395	7,092	(1,126)	(363)	—	19,998
Westend Corporate Restructuring Fund		7,942	(552)	820	—	—	8,210
TSYoon 2nd Corporate Restructuring Fund		5,001	(671)	86	(262)	—	4,154
SHC-IMM New Growth Fund		2,954	—	(222)	—	—	2,732
SHC-AJU 1st Investment Fund		2,499	—	127	—	—	2,626
Now IB Fund 6 th		—	2,500	169	—	—	2,669
QCP New Technology Fund 20 th		—	2,500	(1,336)	—	—	1,164
SHC 1st New Technology Fund		—	2,250	(15)	—	—	2,235
UAMCO., Ltd.		11,992	72,800	1,689	—	—	86,481
Miraeasset 3rd Investment Fund		—	4,560	(48)	—	—	4,512
Now IB Fund 8 th		—	1,000	36	—	—	1,036
SHC-AJU 2nd Investment Fund		—	2,000	(16)	—	—	1,984
Aju-Shinhan 1st Investment Fund		—	3,000	162	—	—	3,162
Stonebridge New growth Investment Fund		—	700	1	—	—	701
Aju M&A1st Investment Fund		—	4,000	(6)	—	—	3,994

	~~W~~	254,861	89,770	13,836	28,135	(79,933)	306,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(5)	Securities, Continued

	2009
			Acquisition	Equity	Accumulated
			(dividend/	method	other
	Beginning		disposal),	income	comprehensive	Ending
Investees	balance		net	(loss)	income	balance
SHC Management Co., Ltd.	~~W~~	8,899	—	(244)	—	8,655
Cardif Life Insurance		—	4,788	(168)	(222)	4,398
Shinhan Data System		—	4,927	679	—	5,606
Shinhan Finance Ltd.		105,345	(107,154)	(470)	2,279	—
Aju Capital Co., Ltd.		89,537	(6,242)	993	2,589	86,877
Macquarie Shinhan infrastructure Management Co., Ltd.		4,675	(6,741)	6,471	—	4,405
Shinhan Vina Bank		50,627	—	6,177	(3,619)	53,185
Shinhan KTF Mobile Card		708	—	(460)	—	248
Shinhan Corporate Restructuring Fund 5th		4,610	(242)	1,076	(79)	5,365
Shinhan Corporate Restructuring Fund 7th		3,794	—	572	1,009	5,375
Shinhan Corporate Restructuring Fund 8th		24,401	(235)	26	—	24,192
DCC Corporate Restructuring Fund 1st		3,437	(1,979)	32	59	1,549
Nawoo IB Fund 2nd		3,208	(3,369)	161	—	—
KTB Corporate Restructuring Fund 18th		708	—	(301)	—	407
High Technology Investment, Ltd.		2,476	(1,498)	(41)	(794)	143
KTIC 16th Corporate Restructuring Fund		—	(230)	(588)	818	—
HTIC 2nd Corporate Restructuring Fund		3,928	—	(37)	—	3,891
PT Clemont Finance Indonesia		3,772	—	809	325	4,906
Haejin Shipping Co. Ltd.		1,052	—	(134)	(42)	876
APC Fund		8,628	8,510	(1,178)	(1,565)	14,395
Westend Corporate Restructuring Fund		—	8,000	(58)	—	7,942
TSYoon 2nd Corporate Restructuring Fund		—	5,000	1	—	5,001
SHC-IMM New Growth Fund		—	3,000	(46)	—	2,954
SHC-AJU 1st Investment Fund		—	2,500	(1)	—	2,499
UAMCO., Ltd.		—	12,250	(258)	—	11,992
SHPE Holdings One		137,150	(137,150)	—	—	—

	~~W~~	456,955	(215,865)	13,013	758	254,861

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans
(a)	Loans outstanding as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Loans in won	~~W~~	136,068,946	132,552,321
Loans in foreign currency		10,088,171	9,583,926
Loans in gold banking		6,058	4,894
Call loans		736,601	859,602
Domestic import usance bills		3,837,410	2,956,722
Bills bought in won		918,072	915,548
Bills bought in foreign currency		4,818,381	3,402,056
Bonds purchased under repurchase agreements		1,475,066	421,100
Factoring receivables		175,458	147,371
Advances for customers		30,971	22,243
Privately placed bonds		2,072,647	2,706,954
CMA assets		827,700	676,349
Financing leases		1,522,740	1,495,419
Credit card accounts		16,726,335	13,640,262
Other		1,389,541	1,343,730

		180,694,097	170,728,497
Less:
allowance for loan losses		(3,649,189)	(3,597,397)
present value discount		(6,152)	(9,219)
deferred loan origination fees		(111,975)	(158,052)

	~~W~~	176,926,781	166,963,829

(b)	Loan maturities as of December 31, 2010 and 2009 were as follows:

			Loans in foreign
At December 31, 2010	Loans in won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	28,088,094	1,998,769	21,781,150	51,868,013
Due after 3 months through 6 months		22,185,893	1,947,919	4,508,508	28,642,320
Due after 6 months through 1 year		32,353,039	2,178,562	3,628,979	38,160,580
Due after 1 year through 3 years		19,459,520	1,891,790	3,508,566	24,859,876
Thereafter		33,982,400	2,071,131	1,109,777	37,163,308

	~~W~~	136,068,946	10,088,171	34,536,980	180,694,097

			Loans in foreign
At December 31, 2009	Loans in won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	29,075,137	1,525,723	17,122,138	47,722,998
Due after 3 months through 6 months		20,533,015	20,930,546	1,726,438	3,525,231
Due after 6 months through 1 year		32,702,789	2,453,581	2,850,043	38,006,413
Due after 1 year through 3 years		18,574,542	1,676,865	3,812,568	24,063,975

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(c)	Loans in financial institutions as of December 31, 2010 and 2009 were as follows :

	Loans in
			Banking
At December 31, 2010	Bank of Korea		Institutions	Other	Total
Loans in won	~~W~~	—	635,564	2,732,625	3,368,189
Loans in foreign currencies		—	49,922	143,357	193,279
Billis bought in won		—	—	183,961	183,961
Call loans		—	736,601	—	736,601
Bonds purchased under repurchase agreements		1,200,000	—	269,300	1,469,300
Private placement bonds		—	—	463,767	463,767
Other		—	1,975	625,796	627,771

	~~W~~	1,200,000	1,424,062	4,418,806	7,042,868

	Loans in
			Banking
At December 31, 2009	Bank of Korea		Institutions	Other	Total
Loans in won	~~W~~	—	213,019	588,420	801,439
Loans in foreign currencies		—	308,300	135,792	444,092
Billis bought in won		—	—	154,316	154,316
Call loans		—	473,986	385,616	859,602
Bonds purchased under repurchase agreements		300,000	—	90,800	390,800
Private placement bonds		—	—	482,629	482,629
Other		—	—	1,072,800	1,072,800

	~~W~~	300,000	995,305	2,910,373	4,205,678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(d)	Loans classified by country as of December 31, 2010 and 2009 were as follows:

			Loans in
	Loans in		foreign
At December 31, 2010	won		currencies	Other	Total	Ratio(%)
Korea	~~W~~	136,068,946	3,439,644	33,276,191	172,784,781	95.62
U.S.A		—	1,229,571	49,738	1,279,309	0.71
U.K.		—	47,458	190,214	237,672	0.13
Japan		—	1,939,156	175,892	2,115,048	1.17
Germany		—	65,989	218,654	284,643	0.16
Vietnam		—	288,841	60,785	349,626	0.19
China		—	1,061,923	393,839	1,455,762	0.81
Other		—	2,015,589	171,667	2,187,256	1.21

	~~W~~	136,068,946	10,088,171	34,536,980	180,694,097	100.00

			Loans in
	Loans in		foreign
At December 31, 2009	won		currencies	Other	Total	Ratio(%)
Korea	~~W~~	132,528,882	4,328,186	27,998,116	164,855,184	96.56
U.S.A		19,839	1,285,650	54,080	1,359,569	0.80
U.K.		—	22,623	116,760	139,383	0.08
Japan		—	620,094	69,455	689,549	0.40
Germany		—	17,418	3,889	21,307	0.01
Vietnam		—	52,612	82,902	135,514	0.08
China		—	870,505	76,409	946,914	0.55
Other		3,600	2,386,838	190,639	2,581,077	1.51

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(e)	Loans classified by industry as of December 31, 2010 and 2009 were as follows:

			Loans in
	Loans in		foreign
At December 31, 2010	won		currencies	Other	Total	Ratio(%)
Manufacturing	~~W~~	21,787,018	3,368,816	7,589,477	32,745,311	18.12
Retail and wholesale		12,216,603	814,288	1,861,594	14,892,485	8.24
Real estate and rental services		16,742,638	1,357,500	318,291	18,418,429	10.19
Construction		5,555,513	45,451	554,345	6,155,309	3.41
Lodging and restaurant		4,308,646	271,096	104,507	4,684,249	2.59
Financial services and insurance		3,419,713	442,407	3,673,620	7,535,740	4.17
Other corporate loans		7,662,856	3,586,516	1,465,153	12,714,525	7.04
Household loans		64,375,959	202,097	18,969,993	83,548,049	46.24

	~~W~~	136,068,946	10,088,171	34,536,980	180,694,097	100.00

			Loans in
	Loans in		foreign
At December 31, 2009	won		currencies	Other	Total	Ratio(%)
Manufacturing	~~W~~	19,576,255	3,313,740	7,074,414	29,964,409	17.55
Retail and wholesale		11,293,599	711,116	1,330,166	13,334,881	7.81
Real estate and rental services		16,858,445	1,248,396	192,416	18,299,257	10.72
Construction		5,857,791	40,854	774,970	6,673,615	3.91
Lodging and restaurant		3,627,311	239,009	108,925	3,975,245	2.33
Financial services and insurance		4,241,347	444,094	1,434,339	6,119,780	3.58
Other corporate loans		9,210,576	3,446,620	2,154,169	14,811,365	8.68
Household loans		61,886,997	140,097	15,522,851	77,549,945	45.42

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(f)	Loans classified by customer as of December 31, 2010 and 2009 were as follows:

At December 31,			Loans in foreign
2010	Loans in won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	68,942,715	9,860,105	15,161,015	93,963,835	52.00
Household		64,375,959	202,097	18,969,993	83,548,049	46.24
Public and other		2,750,272	25,969	405,972	3,182,213	1.76

	~~W~~	136,068,946	10,088,171	34,536,980	180,694,097	100.00

At December 31,			Loans in foreign
2009	Loans in won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	68,448,287	9,443,365	12,935,675	90,827,327	53.20
Household		61,886,997	140,097	15,522,851	77,549,945	45.42
Public and other		2,217,037	464	133,724	2,351,225	1.38

	~~W~~	132,552,321	9,583,926	28,592,250	170,728,497	100.00

(g)	Changes in allowance for losses on loans, accounts receivable and accrued income for the year ended December 31, 2010 and 2009 were as follows:

	2010
	Beginning		Increase(*)	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	375	(297)	78
Shinhan Bank		2,632,279	194,947	2,827,226
Shinhan Bank (Trust account)		7,340	(6,444)	896
Shinhan Asia		946	(258)	688
Shinhan Bank America		32,344	14,417	46,761
Shinhan Europe		1,460	(55)	1,405
Shinhan Canada		593	652	1,245
Shinhan Khmer		309	53	362
Shinhan China		12,516	1,066	13,582
SBJ		25,520	8,995	34,515
Shinhan Vietnam		17,278	(440)	16,838
Shinhan Card		793,470	(188,354)	605,116
Shinhan Investment		182,287	(64,519)	117,768
Shinhan Life Insurance		37,943	375	38,318
Shinhan Capital		72,323	(10,786)	61,537
Jeju Bank		33,088	6,639	39,727
Shinhan PE		470	3,286	3,756
Shinhan BNP Paribas AMC		110	9	119
Shinhan Macquarie		2	(2)	—

	~~W~~	3,850,653	(40,716)	3,809,937

(*)	Allowance for losses on other assets and allowance for disposition of operating lease assets are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued

	2009
	Beginning		Increase(*)	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	38	337	375
Shinhan Bank		2,659,345	(27,066)	2,632,279
Shinhan Bank (Trust account)		7,830	(490)	7,340
SHC Management		32	(32)	—
Shinhan Asia		1,019	(73)	946
Shinhan Bank America		9,004	23,340	32,344
Shinhan Europe		1,220	240	1,460
Shinhan Canada		—	593	593
Shinhan Khmer		—	309	309
Shinhan China		12,863	(347)	12,516
SBJ Bank		—	25,520	25,520
Shinhan Vietnam		—	17,278	17,278
Shinhan Card		773,961	19,509	793,470
Shinhan Investment		62,217	120,070	182,287
Shinhan Life Insurance		30,204	7,739	37,943
Shinhan Capital		52,394	19,929	72,323
Jeju Bank		26,464	6,624	33,088
Shinhan PE		—	470	470
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(13)	2

	~~W~~	3,636,725	213,928	3,850,653

(*)	Allowance for losses on other assets and allowance for disposition of operating lease assets are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(h)	As of December 31, 2010 and 2009, details of loan balances including accounts receivable and other suspense receivable and the related allowance for credit losses by asset credit risk classification were as follows:

		2010
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	92,806,507	1,013,677	1.09
	Precautionary		2,199,032	286,122	13.01
	Substandard		1,472,329	497,666	33.80
	Doubtful		432,201	271,800	62.89
	Estimated loss		195,979	195,979	100.00

			97,106,048	2,265,244	2.33

Household loans	Normal		66,297,729	646,655	0.98
	Precautionary		238,100	23,546	9.89
	Substandard		133,153	27,871	20.93
	Doubtful		96,762	58,219	60.17
	Estimated loss		55,970	55,970	100.00

			66,821,714	812,261	1.22

Credit card loans	Normal		16,232,315	269,402	1.66
	Precautionary		198,188	35,441	17.88
	Substandard		22	5	22.73
	Doubtful		72,436	43,462	60.00
	Estimated loss		223,374	223,374	100.00

			16,726,335	571,684	3.42

Other			1,535,012	160,748	10.47

		~~W~~	182,189,109	3,809,937	2.09

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued

		2009
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	88,757,084	1,011,742	1.14
	Precautionary		2,571,409	325,193	12.65
	Substandard		1,053,105	308,357	29.28
	Doubtful		290,097	213,297	73.53
	Estimated loss		199,553	199,553	100.00

			92,871,248	2,058,142	2.22

Household loans	Normal		63,635,535	621,953	0.98
	Precautionary		185,887	17,980	9.67
	Substandard		131,916	26,669	20.22
	Doubtful		117,076	65,305	55.78
	Estimated loss		56,551	56,551	100.00

			64,126,965	788,458	1.23

Credit card loans	Normal		12,995,329	295,348	2.27
	Precautionary		235,559	68,549	29.10
	Substandard		9	2	22.22
	Doubtful		56,168	33,701	60.00
	Estimated loss		353,197	353,197	100.00

			13,640,262	750,797	5.50
Other			2,986,103	253,256	8.48

		~~W~~	173,624,578	3,850,653	2.22

(i)	Deferred loan origination fees

Changes in deferred loan origination fees for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Beginning balance	~~W~~	158,052	176,759
Increase		84,848	149,531
Dcrease		(130,925)	(168,238)

Ending balance	~~W~~	111,975	158,052

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(j)	Restructured loans due to commencement of bankruptcy proceedings, debt restructuring proceedings by creditors or workout programs for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Corporate loans		Household loans	Total
Convertible to equity securities:
Balance before restructuring	~~W~~	75,603	—	75,603
Balance after restructuring		40,881	—	40,881

Loss resulting from restructuring		34,722	—	34,722

Modification of terms:
Balance before restructuring		418,633	24,889	443,522
Balance after restructuring		361,521	17,343	378,864

Loss resulting from restructuring	~~W~~	57,112	7,546	64,658

	2009
	Corporate loans		Household loans	Total
Convertible to equity securities:
Balance before restructuring	~~W~~	114,269	—	114,269
Balance after restructuring		40,072	—	40,072

Loss resulting from restructuring		74,197	—	74,197

Modification of terms:
Balance before restructuring		530,797	29,977	560,774
Balance after restructuring		487,658	21,117	508,775

Loss resulting from restructuring	~~W~~	43,139	8,860	51,999

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(6)	Loans, Continued
(k)	Cash Management Assets

Cash management assets as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Bill discounted	~~W~~	827,700	676,349
Securities(*)		759,570	512,704

	~~W~~	1,587,270	1,189,053

(*)	recorded as trading securities.
(l)	Details of loans transferred for the years ended December 31, 2010 and 2009 were as follows:

Loans sold to	2010		2009
Korea Asset Management Corporation	~~W~~	107,265	405,915
Shinhan Mortgage 2nd ABS Specialty Co., Ltd.		—	605,589
Pine Tree Partners Co. Ltd		—	114,484
Korea Development Financing Corp.		—	100,391
Shinhan Chang-i ABS Specialty Co., Ltd.		168,700	—
Shinhan 8th ABS Specialty Co., Ltd.		87,875	—
Credit Recovery Fund		172,549	—
Others		124,840	108,159

	~~W~~	661,229	1,334,538

(7)	Lease Assets
(a)	As of December 31, 2010 and 2009, details of operating lease assets were as follows:

	2010		2009
Operating lease assets	~~W~~	154,606	254,548
Accumulated depreciation		(109,259)	(168,730)
Allowance for loss on disposition of operating lease assets		(464)	(464)

	~~W~~	44,883	85,354

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(7)	Lease Assets, Continued
(b)	Future lease receivables as of December 31, 2010 are as follows:

	Operating		Financing
	lease		lease	Total
2011.1.1 ~ 2011.12.31	~~W~~	22,475	690,208	712,683
2012.1.1 ~ 2012.12.31		13,013	525,153	538,166
2013.1.1 ~ 2013.12.31		65	333,927	333,992
2014.1.1 ~ 2014.12.31		—	55,403	55,403
Thereafter		—	81,388	81,388

		35,553	1,686,079	1,721,632
Unrealized interest income on financing leases		—	(163,339)	(163,339)

	~~W~~	35,553	1,522,740	1,558,293

(8)	Property and Equipment
(a)	Property and equipment as of December 31, 2010 and 2009 consisted of the following:

	2010		2009

Property and equipment:
Land	~~W~~	1,225,112	1,137,463
Buildings		1,273,502	1,232,771
Leasehold improvements		309,679	272,656
Vehicles and equipment		1,518,655	1,590,404
Construction in progress		4,360	29,018

		4,331,308	4,262,312
Less: accumulated depreciation		(1,964,046)	(1,933,132)
accumulated impairment loss		(5,306)	(5,306)

	~~W~~	2,361,956	2,323,874

(b)	The officially declared value of land used in domestic branches at December 31, 2010 and 2009, as announced by the Minister of Construction and Transportation, was as follows:

	Book value			Declared value(*)
	2010		2009	2010	2009
Land (domestic only)	~~W~~	1,223,378	1,135,753	1,459,233	1,424,522

(*)	The officially declared value, which is used for government purposes, does not represent the fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(9)	Goodwill (Negative Goodwill)
Changes in goodwill and negative goodwill for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Beginning		Increase	Amortization		Ending
	balance		(decrease)	(reversal)	Impairment	Balance
Shinhan Bank	~~W~~	471,961	—	(61,560)	—	410,401
Shinhan Card		3,281,834	—	(417,690)	—	2,864,144
Shinhan Capital		7,667	—	(976)	—	6,691
Shinhan Investment		42,512	—	—	(42,512)	—
Shinhan Life Insurance		247,334	—	(41,803)	—	205,531
Shinhan Aitas		17,734	—	(2,107)	—	15,627
Symphony Energy		7,211	—	(994)	—	6,217

		4,076,253	—	(525,130)	(42,512)	3,508,611

Jeju Bank		(1,543)	—	686	—	(857)
HKC&T		—	(11,227)	53	—	(11,174)

		(1,543)	(11,227)	739	—	(12,031)

	~~W~~	4,074,710	(11,227)	(524,391)	(42,512)	3,496,580

	2009
	Beginning		Increase	Amortization
	balance		(decrease)	(reversal)	Ending balance
Shinhan Bank	~~W~~	531,217	2,216	(61,472)	471,961
Shinhan Card		3,584,041	1,084	(303,291)	3,281,834
Shinhan Capital		8,373	3	(709)	7,667
Shinhan Investment		59,517	—	(17,005)	42,512
Shinhan Life Insurance		289,136	—	(41,802)	247,334
Shinhan Bank America		20,893	—	(20,893)	—
Shinhan Aitas		29,012	—	(11,278)	17,734
Symphony Energy		8,205	—	(994)	7,211

		4,530,394	3,303	(457,444)	4,076,253

Jeju Bank		(2,228)	—	685	(1,543)

	~~W~~	4,528,166	3,303	(456,759)	4,074,710

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(10)	Other Assets
Other assets as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Security deposits paid	~~W~~	1,298,141	1,280,009
Accounts receivable		2,249,800	2,801,888
Accrued income		1,317,928	1,257,042
Advance payments		288,356	193,181
Prepaid expense		193,819	157,982
Prepaid income taxes		2,972	2,903
Derivative assets (note 31)		3,838,655	4,679,081
Deferred income tax assets		254,048	447,603
Other intangible assets		173,100	188,116
Operating lease assets, net		44,883	85,354
Sundry assets		4,234,704	3,668,365

		13,896,406	14,761,524
Less: allowance for losses		(160,284)	(252,792)

	~~W~~	13,736,122	14,508,732

(11)	Deposits
(a)	Deposits as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Demand deposits:
Deposits in won	~~W~~	44,544,544	42,657,106
Deposits in foreign currency		3,381,048	2,755,245

		47,925,592	45,412,351

Time deposits:
Deposits in won		87,137,101	78,339,080
Deposits in foreign currency		7,311,710	8,348,518

		94,448,811	86,687,598

Negotiable certificates of deposits		3,461,484	7,761,281
Other		7,247,186	7,876,228

	~~W~~	153,083,073	147,737,458

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(11)	Deposits, Continued
(b)	The maturities of deposits as of December 31, 2010 and 2009 were as follows:

				Negotiable
	Demand		Time	certificate
At December 31, 2010	deposits		deposits	of deposits	Other	Total
Due in 3 months or less	~~W~~	12,045,473	23,203,437	1,055,303	6,334,939	42,639,152
Due after 3 months through 6 months		—	11,307,807	577,756	1,962	11,887,525
Due after 6 months through 1 year		—	49,037,316	1,588,799	8,707	50,634,822
Due after 1 year through 3 years		1,893,804	5,869,281	222,844	16,465	8,002,394
Thereafter		33,986,315	5,030,970	16,782	885,113	39,919,180

	~~W~~	47,925,592	94,448,811	3,461,484	7,247,186	153,083,073

				Negotiable
	Demand		Time	certificate
At December 31, 2009	deposits		deposits	of deposits	Other	Total
Due in 3 months or less	~~W~~	10,508,376	15,212,876	2,703,625	6,979,428	35,404,305
Due after 3 months through 6 months		318	10,943,827	1,586,818	7,780	12,538,743
Due after 6 months through 1 year		—	50,161,226	2,519,312	13,168	52,693,706
Due after 1 year through 3 years		1,943,730	5,875,774	931,083	22,306	8,772,893
Thereafter		32,959,927	4,493,895	20,443	853,546	38,327,811

	~~W~~	45,412,351	86,687,598	7,761,281	7,876,228	147,737,458

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(11)	Deposits, Continued
(c)	Deposits from financial institutions as of December 31, 2010 and 2009 were as follows :

	Banking
At December 31, 2010	institutions		Other	Total
Demand deposits	~~W~~	594,748	2,831,274	3,426,022
Time deposits		2,711,721	11,670,518	14,382,239
Negotiable certificate of deposits		—	686,801	686,801
Deposits on bills issued		1,744,829	2,495,131	4,239,960
Deposits on CMA		3,236	1,459,682	1,462,918

	~~W~~	5,054,534	19,143,406	24,197,940

	Banking
At December 31, 2009	institutions		Other	Total
Demand deposits	~~W~~	402,836	5,589,597	5,992,433
Time deposits		1,934,720	19,701,456	21,636,176
Negotiable certificate of deposits		2,298	1,286,368	1,288,666
Deposits on bills issued		1,703,072	3,112,959	4,816,031
Deposits on CMA		4,349	1,165,901	1,170,250

	~~W~~	4,047,275	30,856,281	34,903,556

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(12)	Borrowings
(a)	Borrowings as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Call money	~~W~~	1,333,618	2,347,547
Bills sold		49,140	68,659
Bonds sold with repurchase agreements		3,610,503	3,003,358
Borrowings in won		7,390,717	6,837,134
Borrowings in foreign currencies		7,298,639	5,643,590
Due to the Bank of Korea in foreign currencies		218,591	197,584

	~~W~~	19,901,208	18,097,872

(b)	The maturities of borrowings by remaining periods as of December 31, 2010 and 2009 were as follows:

			Borrowings
	Borrowings		in foreign
At December 31, 2010	in Won		currencies	Other	Total
Due in 3 months	~~W~~	3,502,570	3,201,965	4,306,774	11,011,309
Due after 3 months through 6 months		521,453	2,066,768	840,518	3,428,739
Due after 6 months through 1 year		652,039	1,234,733	64,560	1,951,332
Due after 1 year through 3 years		1,123,730	721,254	—	1,844,984
Due thereafter		1,590,925	73,919	—	1,664,844

	~~W~~	7,390,717	7,298,639	5,211,852	19,901,208

			Borrowings
	Borrowings		in foreign
At December 31, 2009	in Won		currencies	Other	Total
Due in 3 months	~~W~~	1,968,434	2,115,909	5,133,704	9,218,047
Due after 3 months through 6 months		1,049,794	1,670,743	287,571	3,008,108
Due after 6 months through 1 year		1,082,659	724,395	195,813	2,002,867
Due after 1 year through 3 years		1,317,813	844,968	58	2,162,839
Due thereafter		1,418,434	287,575	2	1,706,011

	~~W~~	6,837,134	5,643,590	5,617,148	18,097,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(12)	Borrowings, Continued
(c)	Borrowings from financial institutions as of December 31, 2010 and 2009 were as follows :

	Bank of		Banking
At December 31, 2010	Korea		Institutions	Other	Total
Borrowings in won	~~W~~	777,407	1,936,765	526,218	3,240,390
Borrowings in foreign Currencies		—	6,673,924	624,715	7,298,639
Call money		—	767,018	566,600	1,333,618
Other		416,691	92,501	209,304	718,496

	~~W~~	1,194,098	9,470,208	1,926,837	12,591,143

	Bank of		Banking
At December 31, 2009	Korea		Institutions	Other	Total
Borrowings in won	~~W~~	1,236,146	36,306	2,157,529	3,429,981
Borrowings in foreign Currencies		—	5,506,334	137,256	5,643,590
Call money		—	1,332,247	1,015,300	2,347,547
Other		395,684	31,097	562,341	989,122

	~~W~~	1,631,830	6,905,984	3,872,426	12,410,240

(13)	Debentures
(a)	Debentures as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Debentures in won	~~W~~	34,560,635	35,166,709
Debentures in foreign currencies		5,154,999	4,738,048

	~~W~~	39,715,634	39,904,757

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(13)	Debentures, Continued
(b)	Details of debentures in won as of December 31, 2010 and 2009 were as follows:

	2010			2009
			Interest		Interest
	Face value		rate (%)	Face value	rate (%)
Discounted debentures	~~W~~	60,000	3.37~8.75	420,000	2.75~5.39
Compound interest debentures		994,492	4.22~6.86	410,000	5.68~7.65
Coupon debentures		28,189,505	2.34~10.00	28,461,353	2.76~9.00
Subordinated debentures		3,534,072	4.56~7.70	3,661,792	4.56~8.00
Hybrid securities		1,700,300	5.95~7.80	1,702,572	5.70~7.30
Other		—		540,000	5.19~7.18

		34,478,369		35,195,717
Loss on fair value hedge		116,402		11,275
Bond discounts		(34,136)		(40,283)

	~~W~~	34,560,635		35,166,709

(c)	Details of debentures in foreign currencies as of December 31, 2010 and 2009 were as follows:

	(In millions of won and thousands of U.S. dollars)
	2010				2009
	U.S.	Won		Interest	U.S.	Won		Interest
	dollars	equivalent		rate (%)	dollars	equivalent		rate (%)
GMTN	$1,837,998	~~W~~	2,093,296	1.30~8.13	$1,203,099	~~W~~	1,404,738	2.75~8.13
Hybrid securities	650,000		740,285	5.66~6.82	650,000		758,940	5.66~6.82
Non-guaranteed debentures	1,630,081		1,856,499	3.38~5.80	1,316,000		1,719,931	3.92~5.80
Subordinated debentures	300,000		341,670	5.75	650,000		758,940	5.13~5.75

	$4,418,079		5,031,750		$3,819,099		4,642,549

Loss on fair value hedge			137,825				106,988
Bond discount			(14,576)				(11,489)

		~~W~~	5,154,999			~~W~~	4,738,048

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(13)	Debentures, Continued
(d)	The maturities of debentures by remaining period as of December 31, 2010 and 2009 were as follows:

	Debentures in		Debentures in
At December 31, 2010	won		foreign currencies	Total
Due in 3 months	~~W~~	2,380,687	79,723	2,460,410
Due after 3 months through 6 months		2,174,733	212,475	2,387,208
Due after 6 months through 1 year		5,167,492	499,835	5,667,327
Due after 1 year through 3 years		13,882,858	2,078,210	15,961,068
Due thereafter		10,989,001	2,299,332	13,288,333

	~~W~~	34,594,771	5,169,575	39,764,346

	Debentures in		Debentures in
At December 31, 2009	won		foreign currencies	Total
Due in 3 months	~~W~~	3,511,647	58,380	3,570,027
Due after 3 months through 6 months		2,955,629	315,252	3,270,881
Due after 6 months through 1 year		3,768,700	971,604	4,740,304
Due after 1 year through 3 years		13,643,504	1,615,969	15,259,473
Due thereafter		11,327,512	1,788,332	13,115,844

	~~W~~	35,206,992	4,749,537	39,956,529

(e)	Debentures from financial institutions as of December 31, 2010 and 2009 were as follows:

	Bank of		Banking
At December 31, 2010	Korea		institutions	Other	Total
Debenture in won	~~W~~	—	1,472,559	29,739,975	31,212,534
Debenture in foreign currency		—	3,627,721	1,541,854	5,169,575

	~~W~~	—	5,100,280	31,281,829	36,382,109

	Bank of		Banking
At December 31, 2009	Korea		institutions	Other	Total
Debenture in won	~~W~~	150	—	8,924,936	8,925,086
Debenture in foreign currency		—	—	1,520,041	1,520,041

	~~W~~	150	—	10,444,977	10,445,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(14)	Retirement and Severance Benefits
Changes in retirement and severance benefits for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Estimated retirement and severance benefits at beginning of year	~~W~~	402,249	528,923
Net transfer from acquisition and disposal of subsidiaries		(356)	(2,259)
Adjustment due to foreign exchange rate		64	(2)
Payments		(19,884)	(229,396)
Retirement benefit payable		(263)	(3,764)
Transfer to retirement pension		—	(4,096)
Provision (*)		123,548	112,843

Estimated retirement and severance benefits at end of year		505,358	402,249

Deposit for severance benefit insurance		(1,454)	(123,686)
Plan assets		(342,545)	(100,833)
Transfer to National pension		(910)	(964)

Net balance at end of year	~~W~~	160,449	176,766

(*)	Includes retirement benefit payment of ~~W~~6,676 million (~~W~~4,841 million in 2009) recorded as insurance expense etc. by Shinhan Life Insurance and the payments of ~~W~~15,687 million on severance benefits for employees and directors under the defined contribution pension plan.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(15)	Other Liabilities
Other liabilities as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Allowance for losses on guarantees and acceptances (note 16)	~~W~~	138,177	105,792
Other allowances (note 17)		1,223,588	1,160,000
Borrowings from trust accounts		1,281,531	1,014,310
Foreign exchange remittances pending		170,762	246,906
Securities sold		624,358	27,966
Accounts payable		2,913,748	3,215,232
Accrued expenses		3,325,995	3,223,154
Income tax payable		251,251	456,092
Dividend payable		3,742	4,120
Advance receipts		124,740	85,665
Unearned revenues		113,482	135,329
Taxes withheld		311,443	216,913
Security deposits received		722,688	588,298
Derivatives liabilities (note 30)		3,318,235	4,260,046
Deferred tax liabilities		3,281	458
Domestic exchange remittances pending		2,438,815	2,376,853
Policy reserves (note 18)		8,963,989	7,459,293
Other		4,043,527	3,401,781

	~~W~~	29,973,352	27,978,208

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(16)	Guarantees and Acceptances
(a)	The guarantees and acceptances as of December 31, 2010 and 2009 were as follows:

	2010		2009
Guarantees and acceptances outstanding
Guarantees and acceptances in won:
Performance guarantees	~~W~~	1,106,821	1,216,181
Guarantees on loan collateral		112,789	120,781
Financial guarantees		116,497	129,111
Guarantees on debentures		103,658	110,084
Guarantees on electronic payments		342,739	325,527
Guarantees on letter of credit		—	7,744

		1,782,504	1,909,428

Guarantees and acceptances in foreign currencies:
Performance guarantees		5,194,789	5,109,649
Financial guarantees		491,471	521,593
Acceptances on letter of credit		967,055	702,342
Acceptances for letters of guarantee for importers		99,803	117,226

		6,753,118	6,450,810

Contingent guarantees and acceptances
Letters of credit		3,805,944	3,337,948
Performance guarantees		2,488,603	3,281,031
Financial guarantees		272,620	246,166
Other		504,160	583

		7,071,327	6,865,728

	~~W~~	15,606,949	15,225,966

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(16)	Guarantees and Acceptances, Continued
(b)	Guarantees and acceptances classified by country as of December 31, 2010 and 2009 were as follows:

	2010
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	1,782,504	100.00	6,258,742	92.68	6,955,045	98.35
U.S.A.		—	—	52,927	0.78	12,027	0.17
Japan		—	—	84,150	1.25	101	0.00
U.K.		—	—	1,962	0.03	573	0.01
China		—	—	185,140	2.74	13,991	0.20
Vietnam		—	—	16,453	0.24	38,768	0.55
Other		—	—	153,744	2.28	50,822	0.72

	~~W~~	1,782,504	100.00	6,753,118	100.00	7,071,327	100.00

	2009
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	1,909,428	100.00	6,119,617	94.87	6,827,926	99.45
U.S.A.		—	—	35,845	0.56	13,311	0.19
U.K.		—	—	270	0.00	440	0.01
China		—	—	62,643	0.97	6,185	0.09
Vietnam		—	—	—	—	191	0.00
Other		—	—	232,435	3.60	17,675	0.26

	~~W~~	1,909,428	100.00	6,450,810	100.00	6,865,728	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(16)	Guarantees and Acceptances, Continued
(c)	Guarantees and acceptances classified by industry as of December 31, 2010 and 2009 were as follows:

	2010
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Manufacturing	~~W~~	562,793	31.57	5,213,647	77.20	5,547,463	78.45
Retail and wholesale		417,980	23.45	331,298	4.91	845,068	11.95
Construction		131,753	7.39	507,609	7.52	224,567	3.18
Other corporate		669,978	37.59	700,564	10.37	454,229	6.42

	~~W~~	1,782,504	100.00	6,753,118	100.00	7,071,327	100.00

	2009
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Manufacturing	~~W~~	767,125	40.17	5,322,202	82.51	5,587,559	81.38
Retail and wholesale		396,741	20.78	260,672	4.04	707,021	10.30
Construction		156,143	8.18	311,766	4.83	156,107	2.27
Other corporate		589,419	30.87	556,170	8.62	415,041	6.05

	~~W~~	1,909,428	100.00	6,450,810	100.00	6,865,728	100.00

(d)	Customers of guarantees and acceptances as of December 31, 2010 and 2009 consisted of only corporations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(16)	Guarantees and Acceptances, Continued
(e)	The allowance for losses on guarantees and acceptances as of December 31, 2010 and 2009 were as follows:

	2010
						Estimated
	Normal		Precautionary	Substandard	Doubtful	loss	Total
Guarantees and acceptances outstanding:

Balance	~~W~~	8,136,940	291,980	74,579	2,069	30,054	8,535,622
Allowances		49,390	28,132	17,949	1,034	14,640	111,145

Ratio (%)		0.61	9.63	24.07	49.98	48.71	1.30

Contingent guarantees and acceptances:

Balance	~~W~~	6,766,897	183,166	103,649	2,812	14,803	7,071,327
Allowances		11,979	6,525	5,045	428	2,946	26,923

Ratio (%)		0.18	3.56	4.87	15.22	19.90	0.38

Total

Balance	~~W~~	14,903,837	475,146	178,228	4,881	44,857	15,606,949
Allowances(*)		61,369	34,657	22,994	1,462	17,586	138,068

Ratio (%)		0.41	7.29	12.90	29.95	39.20	0.88

(*)	Allowance for endorsed bills in the amount of ~~W~~109 million excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(16)	Guarantees and Acceptances, Continued

	2009
						Estimated
	Normal		Precautionary	Substandard	Doubtful	loss	Total
Guarantees and acceptances outstanding:

Balance	~~W~~	8,246,664	86,387	18,893	7	8,287	8,360,238
Allowances		57,506	8,571	2,964	2	7,004	76,047

Ratio (%)		0.70	9.92	15.69	28.57	84.52	0.91

Contingent guarantees and acceptances:

Balance	~~W~~	6,646,119	137,338	66,446	4,196	11,629	6,865,728
Allowances		14,371	4,946	7,076	576	2,325	29,294

Ratio (%)		0.22	3.60	10.65	13.73	20.00	0.43

Total

Balance	~~W~~	14,892,783	223,725	85,339	4,203	19,916	15,225,966
Allowances(*)		71,878	13,517	10,040	578	9,329	105,342

Ratio (%)		0.48	6.04	11.76	13.75	46.84	0.69

(*)	Allowance for endorsed bills in the amount of ~~W~~450 million excluded.
(f)	As of December 31, 2010, 2009 and 2008, the ratios of allowances for loss on gurantees and acceptances were as follows:

	2010		2009	2008
Guarantees and acceptances	~~W~~	15,606,949	15,225,966	16,218,318
Allowances for loss on guarantees and acceptances		138,068	105,342	113,637

Ratio (%)		0.88%	0.69%	0.70%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(17)	Other Allowances
Other allowances as of December 31, 2010 and 2009 consisted of the following:

	2010		2009
Allowance for unused credit commitments	~~W~~	792,378	757,247
Allowance for bonus card points program		288,151	274,142
Allowance for expected loss related to litigation		101,378	109,223
Other		41,681	19,388

	~~W~~	1,223,588	1,160,000

(18)	Policy Reserves
As of December 31, 2010 and 2009, details of policy reserves provided by insurance type were as follows:

	2010				2009
	Individual		Group	Total	Individual	Group	Total
Premium reserve	~~W~~	8,388,671	57,860	8,446,531	6,962,248	58,161	7,020,409
Unearned premium reserve		786	438	1,224	882	2,329	3,211
Reserve for outstanding claims		449,892	37,657	487,549	374,154	36,981	411,135
Reserve for participating policyholders’ dividends		24,307	5	24,312	22,747	6	22,753
Dividend reserve for policyholders’ income participation		5,714	—	5,714	3,378	—	3,378
Reserve for reinsurance premium		(1,341)	—	(1,341)	(1,593)	—	(1,593)

	~~W~~	8,868,029	95,960	8,963,989	7,361,816	97,477	7,459,293

(19)	Pledged Assets
Assets pledged as collateral as of December 31, 2010 and 2009 were as follows:

Accounts	2010		2009	Pledged for
Due from banks	~~W~~	2,111	72,806	Credit card loans and beneficiary certificates
Securities		10,799,741	9,997,747	Borrowings and derivatives trading
Land and buildings		—	199,489	Borrowings
Other assets		1,000	—	KB Futures

	~~W~~	10,802,852	10,270,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(20)	Insured Assets
Details of insured assets as of December 31, 2010 and 2009 were as follows:

Assets insured	2010		2009
Cash	~~W~~	16,510	7,417
Property and equipment used in operations		1,250,709	1,249,502
Fire Insurance		409,858	383,913

	~~W~~	1,677,077	1,640,832

In addition, the Consolidated Company maintains vehicle insurance, management indemnity insurance, workers’ compensation insurance and other insurance policies covering loss and liability arising from accidents.

(21)	Assets and Liabilities Denominated in Foreign Currency
Assets and liabilities denominated in foreign currency as of December 31, 2010 and 2009 were as follows:

	Foreign currency		Won equivalent
	2010	2009	2010		2009
Assets:

Cash and due from banks	$2,510,106	2,706,297	~~W~~	2,858,760	3,159,868
Securities	1,788,537	1,996,854		2,036,967	2,331,524
Loans	17,347,027	14,536,289		19,756,530	16,972,551
Other assets	606,173	1,119,783		690,370	1,307,457

	$22,251,843	20,359,223	~~W~~	25,342,627	23,771,400

Liabilities:

Deposits	$9,444,539	9,633,435	~~W~~	10,756,386	11,247,999
Borrowings	7,275,484	5,679,468		8,286,049	6,631,338
Debentures	4,526,296	4,057,943		5,154,999	4,738,048
Other liabilities	1,193,185	1,115,028		1,358,918	1,301,907

	$22,439,504	20,485,874	~~W~~	25,556,352	23,919,292

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(22)	Capital Stock
(a)	Details of preferred stock as of December 31, 2010 were as follows:

	Number of	Predetermined
	shares	dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 10 (*2)	28,990,000	7.00	January 25, 2012 - January 25, 2027

Convertible redeemable preferred stock:
Series 11 (*3)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	43,711,000

(*1)	Based on initial issuance price

(*2)	Shinhan Financial Group maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(*3)	Details with respect to the conversion right are as follows:

Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price : ~~W~~57,806

The following redeemable preferred stocks were redeemed as of December 31, 2010. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable preferred
Redemption year	stock	Number of shares	Redemption amount
2010	Series 5	9,316,793	~~W~~ 172,793
	Series 8	66,666	10,001
2009	Series 4	9,316,792	172,793
2008	Series 3	9,316,792	172,812
	Series 7	2,433,334	365,022
2007	Series 2	9,316,792	172,812
2006	Series 1	9,316,792	172,831
	Series 6	3,500,000	525,033

		52,583,961	~~W~~ 1,764,097

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(22)	Capital Stock, Continued
(b)	Details of changes in capital stock for the years ended December 31, 2010 and 2009 were as follows:

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2009	458,610,838	~~W~~	1,980,998	481,475

Issuance of common stocks	78,000,000		390,000	—
Repayment of preferred stocks	(9,316,792)		—	—

Balance at December 31, 2009	527,294,046		2,370,998	481,475

Repayment of preferred stocks	(9,383,459)		—	—

Balance at December 31, 2010	517,910,587	~~W~~	2,370,998	481,475

(c)	Details of preferred stock which was redeemed by appropriation of retained earnings for the years ended December 31, 2010 and 2009 were as follows:

			Redemption
	Number of		price		Redemption
At December 31, 2010	shares	Redemption date	per share		amount
Series 5 redeemable preferred stock	9,316,792	August 18, 2010	~~W~~	18,546.425	~~W~~	172,793
Series 8 redeemable preferred stock	66,666	August 18, 2010		150,009,452		10,001

	9,383,459				~~W~~	182,794

			Redemption
	Number of		price		Redemption
At December 31, 2009	shares	Redemption date	per share		amount
Series 4 redeemable preferred stock	9,316,792	August 19, 2008	~~W~~	18,546.425	~~W~~	172,793

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(23)	Share-Based Payment
(a)	Details of stock options granted as of December 31, 2010 were as follows:

	4th grant(*)	5th grant(*)	6th grant(*)	7th grant(**)
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	2,695,200	3,296,200	1,301,050	808,700
Exercise period	Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date	Within four years after three years from grant date

Changes in number of shares granted:

Balance at January 1, 2010	1,767,408	2,646,289	1,110,427	674,238
Exercised or canceled	184,924	449,386	27,958	12,434
Balance at December 31, 2010	1,582,484	2,526,903	1,082,469	661,804
Assumptions used to determine the fair value of options:

Risk-free interest rate	2.99%	3.14%
Expected exercise period	1.7 years	2.3 years
Expected stock price volatility	26.59%	42.31%
Expected dividend yield	1.10%	0.55%
Weighted average fair value per share	~~W~~6,969	~~W~~14,473

(*)	The Consolidated Company has a present obligation to settle in cash.

(**)	The Consolidated Company has the option to settle cash or equity in respect to share-based payments.
For the seventh grant, the Company recognized compensation costs as expenses and accrued expenses.
(b)	Details of performance shares granted as of December 31, 2010 was as follows:

Grant in 2010
Terms:
Service period	2010~2012
Performance conditions	Increase rate of stock price (33.4%) and achievement of target ROE (66.6%)
Number of shares estimated at December 31, 2010	203,044
The amount of cash payment for the Consolidated Company’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(23)	Share-Based Payment, Continued
(c)	Changes in stock compensation costs for the year ended December 31, 2010 were as follows:

Stock		Employee of
options		Shinhan
granted	Stock compensation cost	Financial Group		Subsidiaries	Total
4th	Recorded at beginning of the period	~~W~~	6,253	35,526	41,779
	Incurred during the period		1,440	5,884	7,324

5th	Recorded at beginning of the period		2,791	14,874	17,665
	Incurred during the period		1,951	9,703	11,654

6th	Recorded at beginning of the period		1,392	(7,289)	(5,897)
	Incurred during the period		(110)	(1,027)	(1,137)

7th	Recorded at beginning of the period		1,210	4,884	6,094
	Incurred during the period		758	2,697	3,455

Performance	Recorded at beginning of the year		—	—	—
share	Incurred during the period		1,618	9,123	10,741

Total	Recorded at beginning of the period	~~W~~	11,646	47,995	59,641
	Incurred during the period		5,657	26,380	32,037

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(24)	Income Taxes
(a)	The components of income tax expense for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Current income tax expense (*)	~~W~~	578,568	647,730
Changes in deferred tax arising from temporary differences		192,864	330,234
Deferred tax expense adjusted to equity		(53,824)	(308,308)
Change in deferred tax arising from loss carryforwards		—	(489)
Income tax expense (benefit) allocated directly to discontinued operations income		—	(2,485)

	~~W~~	717,608	666,682

(*)	Included income tax expense (benefit) resulting from final tax adjustments for the prior period.
(b)	The reconciliation of income tax expenses for the financial reporting purposes and the tax purposes for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Income before income taxes	~~W~~	3,088,751	1,979,475
Income taxes calculated at the statutory tax rate		747,388	479,033
Adjustments:
Non taxable income		(8,316)	(3,655)
Non deductible expense		152,466	246,601
Tax credit		(9,151)	(2,568)
Change in statutory tax rate		—	(48,152)
Changes in unrealizable temporary differences		(2,233)	(61,386)
Other		30,181	56,541
Adjustment under the consolidated corporate tax system		—	—
Income tax addition (refund)		(192,727)	268

Income tax expense	~~W~~	717,608	666,682

Effective tax rate		23.23%	33.68%

(c)	The deferred tax assets and liabilities that were directly charged or credited to equity for the year ended December 31, 2010 are as follows:

	Temporary		Deferred tax
	difference		asset (liability)
Unrealized gain on available-for-sale securities, net	~~W~~	221,058	(47,794)
Gain (loss) on valuation of derivatives		502	(76)
Unrealized holding gain (loss) of equity method accounted investees		27,518	(4,634)
Foreign currency translation adjustments		4,179	(1,320)

	~~W~~	253,257	(53,824)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(24)	Income Taxes, Continued
(d)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Accrued income	~~W~~	(59,084)	(427,708)	(38,307)	(448,485)
Trading securities		3,908	(98,416)	3,908	(98,416)
Available-for-sale securities		(1,839,836)	(1,568,110)	(1,559,106)	(1,848,840)
Impairment loss on securities		1,401,356	464,405	702,453	1,163,308
Equity method accounted investments		(7,185,098)	(1,498,059)	360,240	(9,043,397)
Allowance for losses on guarantees and acceptances		105,791	138,501	106,115	138,177
Retirement and severance benefits		296,072	65,063	77,478	283,657
Group retirement and severance benefits		(291,572)	(67,205)	(76,354)	(282,423)
Adjustments of dividends		25,316	21,212	577	45,951
Provision for loan losses		147,216	22,870	142,547	27,539
Other allowances		954,146	1,181,434	955,565	1,180,015
Stock compensation costs		4,507	3,638	1,820	6,325
Valuation gain(loss) on derivatives		(5,776)	22,324	123,213	(106,665)
Other		1,156,904	822,147	1,071,968	907,083

		(5,286,150)	(917,904)	1,872,117	(8,076,171)

Unrealizable temporary differences (*1)		7,131,747			9,130,591

Realizable temporary differences		1,845,597			1,054,420
Tax effect of temporary difference		426,988			240,448
Tax effect of temporary differences in overseas subsidiaries		15,906			10,319
Tax effects of tax loss carryforwards		4,251			—

Net deferred tax assets(*2)	~~W~~	447,145			250,767

(*1)	Unrealizable temporary differences consist of ~~W~~9,076,460 million for the controlling company, ~~W~~ 53,017 million for Shinhan Bank, ~~W~~3,489 million for Shinhan Investment, ~~W~~790 million for Shinhan Capital and ~~W~~(3,165) million for Shinhan PE.

(*2)	Deferred tax assets decreased by ~~W~~5,001 million and increased by ~~W~~1,487 million due to exclusion of consolidation and foreign currency translation adjustment, repectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(24)	Income Taxes, Continued

	2009
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Accrued income	~~W~~	(294,117)	(59,167)	(294,200)	(59,084)
Trading securities		201,343	3,049	200,484	3,908
Available-for-sale securities		(320,118)	(1,817,612)	(297,894)	(1,839,836)
Impairment loss on securities		1,412,622	471,238	482,504	1,401,356
Equity method accounted investments		(361,428)	(4,378,988)	2,444,682	(7,185,098)
Allowance for losses on guarantees and acceptances		129,560	91,110	114,879	105,791
Retirement and severance benefits		341,062	63,864	108,854	296,072
Group retirement and severance benefits		(339,658)	(58,953)	(107,039)	(291,572)
Adjustments of dividends		24,367	1,087	138	25,316
Provision for loan losses		169,295	147,602	169,681	147,216
Other allowances		829,158	952,050	827,062	954,146
Stock compensation costs		—	(636)	(5,143)	4,507
Valuation gain(loss) on derivatives		140,905	10,489	157,170	(5,776)
Other		1,225,436	1,022,334	1,090,866	1,156,904

		3,158,427	(3,552,533)	4,892,044	(5,286,150)

Unrealizable temporary differences(*1)		256,565			7,110,859

Realizable temporary differences		3,414,992			1,824,709
Tax effect of temporary difference		767,935			426,988
Tax effect of temporary differences in overseas subsidiaries		6,262			15,906
Tax effects of tax loss carryforwards		3,454			4,251

Net deferred tax assets(*2)	~~W~~	777,651			447,145

(*)	Unrealizable temporary differences consist of ~~W~~7,804,191 million for the controlling company, ~~W~~28,370 million for Shinhan Bank, ~~W~~60 million for Shinhan Capital and ~~W~~(1,762) million for Shinhan PE.

(*2)	Deferred tax assets decreased by ~~W~~333 million and increased by ~~W~~442 million and deferred tax liabilities decreased by ~~W~~14 million due to exclusion of consolidation and foreign currency translation adjustment, repectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(25)	Earnings Per Share
(a)	Basic earnings per share for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Income from continuing operations	~~W~~	2,383,936	1,291,541
Dividends on preferred stock		(235,371)	(242,469)

Income from continuing operations available for common shares		2,148,565	1,049,072
Weighted average number of common shares outstanding(*)		474,199,587	461,500,172

Earnings per share from continuing operations in won	~~W~~	4,531	2,273

Net income in controlling interest	~~W~~	2,383,936	1,305,311
Dividends on preferred stock		(235,371)	(242,469)

Net income available for common shares		2,148,565	1,062,842
Weighted average number of common shares outstanding (*)		474,199,587	461,500,172

Earnings per share in won	~~W~~	4,531	2,303

(*)	Weighted average numbers of common shares outstanding for the year ended December 31, 2009 were as follows:

	2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,260	365	152,450,739,900
Effect of treasury stock held	529	42	22,218
Common stock issued	54,497,285	283	15,422,731,655
Capital increase without consideration	2,028,513	283	574,069,179

Outstanding at December 31, 2009	474,199,587		168,447,562,952

			365

			461,500,172

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(25)	Earnings Per Share, Continued
(b)	Diluted earnings per share for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Income from continuing operations available for common shares	~~W~~	2,148,565	1,049,072
Plus: dividends on redeemable convertible preferred stock		27,656	28,656

Adjusted income from continuing operations		2,176,221	1,076,728
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares (*)		488,920,587	476,221,172

Diluted earnings per share from continuing operations in won	~~W~~	4,451	2,261

Income available for common stock	~~W~~	2,148,565	1,062,842
Plus: dividends on redeemable convertible preferred stock		27,656	27,656

Adjusted net income		2,176,221	1,090,498
Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares (*)		488,920,587	476,221,172

Diluted earnings per share in won	~~W~~	4,451	2,290

(*)	Weighted average number of common and common equivalent shares outstanding for the years ended December 31, 2010 and 2009 were as follows:

	2010	2009
Weighted average number of shares outstanding (basic)	474,199,587	461,500,172
Effect of redeemable convertible preferred stock	14,721,000	14,721,000

Weighted average number of shares outstanding (diluted)	488,920,587	476,221,172

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
7th Stock options	March 20, 2011 - March 19, 2015	661,804

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(26)	Comprehensive Income
Comprehensive income for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Net income	~~W~~	2,371,143	1,328,253
Other comprehensive income:
Unrealized gain (loss) on available-for-sale securities		174,210	1,073,421
Unrealized holding gain of equity method accounted investees		3,118	(12,577)
Unrealized holding loss of equity method accounted investees		19,779	(2,428)
Cumulative effects of foreign currency translation adjustments		2,532	(154,475)
Valuation gain (loss) from derivatives		426	35,088

Comprehensive income		2,571,208	2,267,282

Comprehensive income — controlling interest		2,583,369	2,245,552
Comprehensive income — non-controlling interest		(12,161)	21,730

	~~W~~	2,571,208	2,267,282

(27)	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Salary expense	~~W~~	1,348,664	1,493,938
Provision for retirement and severance benefit		132,559	120,933
Retirement and severance benefit paid due to early retirement		33,394	157,482
Other employee benefits		588,551	372,408
Rent expense		199,293	179,019
Depreciation		192,342	234,635
Taxes and dues		148,060	142,725

	~~W~~	2,642,863	2,701,140

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(28)	Statements of Cash Flows
(a)	Cash and due from banks as of December 31, 2010 and 2009 in the consolidated statements of cash flows are equivalent to cash and due from banks on the consolidated statements of financial position.

(b)	Significant transactions not involving cash inflows or outflows for the years ended December 31, 2010 and 2009 were as follows:

	2010		2009
Changes in other comprehensive income of subsidiaries	~~W~~	199,433	940,241
Changes in retained earnings of subsidiaries		203	4,301

(29)	Dividends
(a)	Dividends for the years ended December 31, 2010 and 2009 were as follows:

	2010
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		474,199,587	43,711,000	517,910,587
Par value per share in won		5,000	5,000	5,000
Dividend per share in won (rate per share) (*)	~~W~~	750 (15%)	5,275 (105.5%)	1,132 (22.64%)

Dividends	~~W~~	355,650	230,586	586,236

(*)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	Number of	Dividends per	Dividend rate
	shares	share in won	per share (%)	Dividends
Redeemable preferred stock:
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,656

	43,711,000			230,586

	2009
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		474,199,587	53,094,459	527,294,046
Par value per share in won		5,000	5,000	5,000
Dividend per share in won (rate per share) (*)	~~W~~	400 (8%)	4,486 (89.72%)	811 (16.22%)

Dividends	~~W~~	189,680	238,180	427,860

(*)	A weighted average amount was applied for dividends per share on preferred stock as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(29)	Dividends, Continued

	Number of	Dividends per	Dividend rate
	shares	share in won	per share (%)	Dividends
Redeemable preferred stock:
Series 5	9,316,793	730.674	14.6135	6,808
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	7,000	140.00	202,930
Series 11	14,721,000	1,878.695	37.5739	27,656

	53,094,459			238,180

(b)	Payout ratios for the years ended December 31, 2010 and 2009 were calculated as follows:

	2010				2009
	Common		Preferred		Common	Preferred
	stocks		stocks	Total	stocks	stocks	Total
Dividends in won	~~W~~	355,650	230,586	586,236	189,680	238,180	427,860
Net earnings in won(*)	~~W~~	2,150,598	230,586	2,381,184	1,068,112	238,180	1,306,292

Payout ratios (%)		16.54		24.62	17.76		32.75

(*)	Based on net income of the controlling company’s non-consolidated financial statements.
(c)	Dividend yields on common shares for the years ended December 31, 2010 and 2009 were calculated as follows:

	2010		2009
Dividends per share in won	~~W~~	750	400
Market price as of year end(*)	~~W~~	52,760	44,563

Dividends yields ratio(%)		1.42	0.90

(*)	Stock price is the average of the quoted prices during the week ending two days prior to the record date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(30)	Derivatives
(a)	Details of the notional amounts of unsettled derivative instruments as of December 31, 2010 and 2009 were as follows:

		2010
		Trading		Hedge	Total
Currency related:	Futures	~~W~~	23,416	—	23,416
	Forwards		44,514,486	6,694	44,521,180
	Options bought		1,597,912	—	1,597,912
	Options sold		76,787	—	76,787
	Swap		15,133,461	899,823	16,033,284

			61,346,062	906,517	62,252,579

Interest rate related:	Futures bought		38,258	—	38,258
	Futures sold		115,808	—	115,808
	Options bought		4,920,000	—	4,920,000
	Options sold		4,439,103	—	4,439,103
	Swap		165,957,783	9,968,508	175,926,291
	Interest rate futures		525,631	—	525,631

			175,996,583	9,968,508	185,965,091

Stock related:	Futures		121,925	—	121,925
	Stock index options bought		7,437,643	—	7,437,643
	Stock index options sold		5,529,152	—	5,529,152
	Swaps		929,064	—	929,064
	Exchange traded options		88,525		88,525

			14,106,309	—	14,106,309

Other:	Credit-linked derivatives		87,742	—	87,742
	Commodity options bought		81,850	—	81,850
	Commodity options sold		42,683	—	42,683
	Other		22,122	—	22,122

			234,397	—	234,397

		~~W~~	251,683,351	10,875,025	262,558,376

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(30)	Derivatives, Continued

		2009
		Trading		Hedge	Total
Currency related:	Futures	~~W~~	176,332	—	176,332
	Forwards		59,733,542	26,738	59,760,280
	Options bought		3,378,290	—	3,378,290
	Options sold		713,053	—	713,053
	Swap		23,640,054	2,969,633	26,609,687

			87,641,271	2,996,371	90,637,642

Interest rate related:	Futures bought		5,431	—	5,431
	Futures sold		38,017	—	38,017
	Options bought		5,371,200	—	5,371,200
	Options sold		5,975,144	—	5,975,144
	Swap		131,848,852	10,906,464	142,755,316
	Interest rate futures		374,340	—	374,340

			143,612,984	10,906,464	154,519,448

Stock related:	Futures		71,811	—	71,811
	Stock index options bought		2,465,247	—	2,465,247
	Stock index options sold		1,358,531	—	1,358,531
	Swaps		1,737,543	—	1,737,543
	Exchange traded options		541,177	—	541,177

			6,174,309	—	6,174,309

Other:	Credit-linked derivatives		174,918	—	174,918
	Commodity options bought		56,647	—	56,647
	Commodity options sold		24,278	—	24,278
	Other		35,201	—	35,201

			291,044	—	291,044

		~~W~~	237,719,608	13,902,835	251,622,443

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(30)	Derivatives, Continued
(b)	Details of valuation on trading and hedging derivative instruments as of December 31, 2010 and 2009 were as follows:

	2010
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:

Forwards	~~W~~	(64,729)	(1,588)	(66,317)	811,441	444,682
Futures		72	—	72	—	—
Options bought		(21,026)	—	(21,026)	155,042	7,938
Options sold		2,351	—	2,351	836	3,630
Swap		136,618	(24,624)	111,994	758,278	885,136

		53,286	(26,212)	27,074	1,725,597	1,341,386

Interest rate related:

Futures		(238)	—	(238)	—	—
Options bought		(11,516)	—	(11,516)	43,793	—
Options sold		4,982	—	4,982	—	44,799
Swap		25,811	133,510	159,321	960,706	887,828

		19,039	133,510	152,549	1,004,499	932,627

Stock related:

Futures		(4,251)	—	(4,251)	—	—
Stock index options bought		976,144	—	976,144	1,068,569	—
Stock index options sold		(969,125)	—	(969,125)	—	1,036,493
Exchange traded options bought		2,670	—	2,670	—	—
Exchange traded options sold		37	—	37	—	30
Swaps		45,917	—	45,917	34,106	2,137

		51,392	—	51,392	1,102,675	1,038,660

Other:

Credit-linked derivatives		(1,312)	—	(1,312)	349	428
Commodity options bought		851	—	851	4,118	—
Commodity options sold		(467)	—	(467)	—	1,837
Other		(407)	—	(407)	1,417	3,297

		(1,335)	—	(1,335)	5,884	5,562

	~~W~~	122,382	107,298	229,680	3,838,655	3,318,235

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(30)	Derivatives, Continued

	2009
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:

Forwards	~~W~~	(146,445)	1,017	(145,428)	1,735,985	725,111
Futures		(3,518)	—	(3,518)	—	—
Options bought		(100,287)	—	(100,287)	348,937	8,909
Options sold		24,704	—	24,704	4,544	66,618
Swap		478,153	(30,100)	448,053	1,349,727	2,013,380

		252,607	(29,083)	223,524	3,439,193	2,814,018

Interest rate related:

Futures		(6)	—	(6)	—	—
Options bought		(31,409)	—	(31,409)	55,768	—
Options sold		41,135	—	41,135	—	53,218
Swap		136,570	(339,585)	(203,015)	894,869	1,101,060

		146,290	(339,585)	(193,295)	950,637	1,154,278

Stock related:

Futures		(2,161)	—	(2,161)	—	—
Stock index options bought		87,136	—	87,136	151,060	5,266
Stock index options sold		(65,628)	—	(65,628)	5,567	109,718
Exchange traded options bought		15,448	—	15,448	6,064	—
Exchange traded options sold		521	—	521	—	608
Swaps		(4,614)	—	(4,614)	120,079	149,761

		30,702	—	30,702	282,770	265,353

Other:

Credit-linked derivatives		7,965	—	7,965	2,554	23,890
Commodity options bought		145	—	145	1,900	—
Commodity options sold		(759)	—	(759)	—	1,178
Other		245	—	245	2,027	1,329

		7,596	—	7,596	6,481	26,397

	~~W~~	437,195	(368,668)	68,527	4,679,081	4,260,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(31)	Commitments and Contingencies
(a)	Guarantees, acceptances and commitments as of December 31, 2010 were as follows:

	Amount
Guarantee for payment
Certain guarantee for payment	~~W~~	8,535,622
Uncertain guarantee for payment		7,071,327

		15,606,949

Commitment
Loan commitment in won (*)		44,736,809
Loan commitment in foreign currency		2,710,249
ABS/ABCP commitment		5,423,977
Other		15,974,084

		68,845,119

Endorsement bill		12,334,284

	~~W~~	96,786,352

(*)	As of December 31, 2010, the Consolidated Company provides commitment of ~~W~~3,900 million of ABCP commitment and commitment of ~~W~~2,377,665 million of loan commitment in won related to real estate project financing, repectively.
(b)	As of December 31, 2010, the Consolidated Company was involved in 348 pending lawsuits as a defendant (total claim amount: ~~W~~389,059 million) and recorded a provision of ~~W~~101,378 million and reserve of ~~W~~1,311 million with respect to these lawsuits in other liabilities, respectively. Management expects that the ultimate losses as a result of these lawsuits would not have a significant effect on the Consolidated Company’s financial position or result of operations.

(c)	As of December 31, 2010, Shinhan Bank and Jeju Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets under management in the amount of ~~W~~3,672,267 million. Additional losses may be recorded based on future performance of these guaranteed trust accounts.

(d)	Credit-linked derivatives

Details of credit-linked derivatives held by Shinhan Investment as of December 31, 2010 were as follows:

	Credit Guarantee Contracts Sold
	Overseas		Domestic	Total
Credit default swap	~~W~~	—	87,742	87,742
Credit guarantee contracts can cause losses if one or more credit events occur by the reference entity including bankruptcy, payment defaults, or default on obligation.

(e)	Potential recovery of bad debts

The Consolidated Company has receivables which were written-off as they were deemed to be uncollectible. However, for certain receivables, the Consolidated Company still retains the legal right for recovery under Commercial Law as the receivables have not been repaid or legally terminated. As of December 31, 2010 and 2009, such receivables amounted to ~~W~~4,540,719 million and ~~W~~4,067,804 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2010 and 2009 were as follows:

Related Party	Account	2010		2009
i) Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group:
Shinhan Bank	Interest income	~~W~~	28	3,716
²	Fee and commission income		98,252	113,249
²	Interest income on deposits for severance benefits		45	9
²	Other non-operating revenues		39	31
Shinhan Card	Interest income		50,730	60,790
²	Fee and commission income		8,752	9,484
Shinhan Investment	Interest income		7,848	9,340
²	Fee and commission income		4,025	4,337
Shinhan Life Insurance	Fee and commission income		8,377	6,605
Shinhan Capital	Interest income		33,634	49,098
²	Fee and commission income		1,064	1,462
Jeju Bank	Fee and commission income		449	500
Shinhan Credit Information	Fee and commission income		84	60
Shinhan PE	Interest income		193	438
²	Fee and commission income		19	12
Shinhan BNP Paribas AMC	Fee and commission income		145	142
Shinhan Aitas	Fee and commission income		46	38
Shinhan Macquarie	Fee and commission income		—	9
Shinhan Bank:
Shinhan Financial Group	Rental income		1,022	733
Shinhan Card	Interest income		876	1,874
²	Rental income		2,812	4,745
²	Fee and commission income		155,060	145,247
²	Gain on derivatives		39,663	3,856
Shinhan Investment	Interest income		57	112
²	Fee and commission income		5,676	424
²	Rental income		1,212	1,620
Shinhan Investment	Gain on derivatives		32	1,527
Shinhan Life Insurance	Rental income		2,308	4,350
²	Interest income		2,633	64
²	Fee and commission income		21,602	9,988
²	Gain on derivatives		3,172	1,008
²	Interest income on deposits for severance benefits		—	6,202
Shinhan Capital	Interest income		11	5
²	Rental income		832	800
²	Gain on derivatives		6	30,048

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Jeju Bank	Interest income	~~W~~	178	398
²	Rental income		41	—
Shinhan Credit Information	Rental income		111	147
Shinhan BNP Paribas AMC	Fee and commission income		4	16
²	Rental income		101	14
Shinhan PE	Fee and commission income		—	50
Shinhan Maquarie	Fee and commission income		—	8
Shinhan Bank(Trust)	Fee and commission income from trust account		27,696	26,248
Shinhan Asia	Interest income		266	61
²	Gain on derivatives		163	154
Shinhan Europe	Interest income		1,265	908
²	Gain on derivatives		4,987	983
Shinhan Canada	Gain on derivatives		90	348
Shinhan China	Interest income		401	344
Shinhan Vietnam	Interest income		631	203
Shinhan Khmer	Interest income		1	1
Shinhan Kazakhstan	Interest income		6	—
SBJ BANK	Interest income		699	309
²	Gain on derivatives		1,544	7,031
Symphony Energy	Interest income		640	—
HKC&T	Interest income		722	—
Shinhan Bank(Trust):
Shinhan Bank	Interest income		8,770	5,174
Shinhan Asia:
Shinhan Bank	Gain on derivatives		122	110
Shinhan Bank	Interest income		563	461
Shinhan Canada:
Shinhan Bank	Gain on derivatives		1,693	2,165
Shinhan China:
Shinhan Bank	Interest income		—	163
SBJ BANK:
Shinhan Bank	Interest income		68,796	9,620
²	Gain on derivatives		1,942	1,083
Shinhan Europe:
Shinhan Bank	Gain on derivatives		13,201	2,602
Shinhan Aitas:
Shinhan BNP Paribas AMC	Fee and commission income		1,123	1,140
Shinhan Bank	Interest income		248	47
²	Fee and commission income		—	112
Shinhan Investment	Interest income		—	53
²	Fee and commission income		106	8
Shinhan Vietnam:
Shinhan Bank	Interest income		17	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Card:
Shinhan Bank	Interest income	~~W~~	66	19
²	Interest income on deposits for severance benefits		—	946
²	Rental income		30	31
²	Fee and commission income		153	438
Shinhan Life Insurance	Interest income		269	538
²	Fee and commission income		11,818	13,659
Jeju Bank	Interest income		1	1
²	Fee and commission income		260	267
Shinhan Investment	Interest income		113	3
Shinhan Credit Information	Rental income		178	524
²	Fee and commission income		13	7
Shinhan Investment:
Shinhan Financial Group	Fee and commission income		1,180	540
Shinhan Bank	Interest income		3,934	5,421
²	Interest income on deposits for severance benefits		12	8
²	Rental income		542	492
²	Fee and commission income		172	15
²	Gain on derivatives		—	2,073
Shinhan Card	Interest income		963	160
²	Rental income		1,001	1,002
²	Fee and commission income		443	201
Shinhan Life Insurance	Rental income		23	21
²	Fee and commission income		—	2
²	Interest income		14	13
Jeju Bank	Interest income		2,044	1,974
Shinhan Capital	Interest income		188	868
²	Fee and commission income		94	45
Shinhan BNP Paribas AMC	Rental income		1,751	1,803
Shinhan Maritime PEF	Fee and commission income		100	—
²	Gain on derivatives		1,089	—
Shinhan Investment America:
Shinhan Investment	Fee and commission income		860	755
Shinhan Investment Europe:
Shinhan Investment	Fee and commission income		175	305
Shinhan Investment Asia:
Shinhan Investment	Fee and commission income		351	951
Shinhan Maritime PEF:
SS Triton A	Interest income		453	—
SS Triton B	Interest income		453	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Life Insurance:
Shinhan Financial Group	Insurance income	~~W~~	26	20
Shinhan Bank	Insurance income		633	1,093
²	Rental income		31	—
²	Gain on derivatives		—	2,650
²	Interest income		7,323	6,605
²	Fee and commission income		378	528
Shinhan Aitas	Rental income		21	—
Shinhan Card	Insurance income		194	225
²	Interest income		1,671	2,113
²	Fee and commission income		315	164
²	Rental income		156	—
Shinhan Investment	Insurance income		53	43
²	Fee and commission income		—	1
²	Rental income		24	—
Shinhan Capital	Insurance income		8	6
²	Rental income		15	—
Jeju Bank	Insurance income		18	—
Shinhan PE	Rental income		1	—
Shinhan BNP Paribas AMC	Rental income		24	—
Shinhan Credit Information	Insurance income		5	4
²	Rental income		11	—
Shinhan Capital:
Shinhan Bank	Interest income		38	123
²	Gain on derivatives		17,234	1,872
Shinhan BNP Paribas AMC	Other operating income		4	—
Shinhan Investment	Gain on derivatives		88	—
Petra PEF	Fee and commission income		412	5
Jeju Bank:
Shinhan Bank	Interest income		—	11
Shinhan Card	Fee and commission income		28	47
Shinhan Investment	Interest income		1	1
²	Fee and commission income		33	—
Shinhan Life Insurance	Fee and commission income		63	155
²	Rental income		—	2
Jeju Bank(Trust)	Fee and commission income from trust account		165	243
Jeju Bank(Trust):
Jeju Bank	Interest income		166	244
Shinhan Credit Information:
Shinhan Bank	Interest income		315	422
Shinhan Bank	Fee and commission income		4,720	5,330
Shinhan Card	Fee and commission income		23,436	24,729
Shinhan Investment	Fee and commission income		22	69
Shinhan Life Insurance	Fee and commission income		97	103
Shinhan Capital	Fee and commission income		18	16

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan PE:
Shinhan Investment	Interest income	~~W~~	106	111
Shinhan PEF 1st	Fee and commission income		2,578	2,321
Shinhan PEF 2nd	Fee and commission income		3,801	5,845
Shinhan BNP Paribas AMC:
Shinhan Bank	Interest income		1,049	3,083
Shinhan Life Insurance	Fee and commission income		62	100
²	Interest income		—	2
Symphony Energy:
Shinhan Bank	Interest income		8	—
HKC&T:
Shinhan Bank	Interest income		9	—
Shinhan Maquarie:
Shinhan Bank	Interest income		—	32

		~~W~~	680,934	623,284

ii) Equity method accounted investees:
Shinhan Financial Group:
Shinhan Data System	Fee and commission income	~~W~~	68	50
Cardif Life Insurance	Interest income		—	222
²	Fee and commission income		—	79
Shinhan Maquarie	Fee and commission income		2	—
Shinhan Bank:
Shinhan Data System	Rental income		430	389
Cardif Life Insurance	Fee and commission income		14,488	10,129
Aju Capital	Interest income		2,666	—
²	Gain on derivatives		1,257	3,877
UAMCO., Ltd.	Interest income		2,359	—
UAMCO.,Ltd.:
Shinhan Bank	Interest income		104	—
Shinhan Card:
Shinhan Data System	Fee and commission income		1	—
Cardif Life Insurance	Fee and commission income		964	1,309
SHC Management	Fee and commission income		55	129
Shinhan Life Insurance:
Shinhan Data System	Insurance income		2	—
²	Rental income		30	—
Cardif Life Insurance	Fee and commission income		3	2
Jeju Bank:
Cardif Life Insurance	Fee and commission income		—	7
Cardif Life Insurance:
Shinhan Life Insurance	Interest income		21	10
Shinhan Bank	Interest income		—	5
SHC Management:
Shinhan Bank	Interest income		4	76
Shinhan Investment	Interest income		2	4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Data System:
Shinhan Financial Group	Fee and commission income	~~W~~	539	182
Shinhan Bank	Interest income		153	182
²	Fee and commission income		21,716	17,700
Shinhan Card	Fee and commission income		7,314	2,107
Shinhan Capital	Fee and commission income		375	—
Shinhan Investment	Fee and commission income		3,035	2,722
²	Interest income		3	—
Shinhan Life Insurance	Fee and commission income		1,814	—
Jeju Bank	Fee and commission income		46	22
Cardif Life Insurance	Fee and commission income		—	188
Shinhan Credit Information	Fee and commission income		57	23
Shinhan Aitas	Fee and commission income		533	188
Shinhan BNP Paribas AMC	Fee and commission income		13	6
Shinhan Corporate Restructuring Fund 7 th:
Shinhan Bank	Interest income		6	—
Shinhan Corporate Restructuring Fund 8 th:
Shinhan Bank	Interest income		50	6
Macquarie Shinhan Infrastructure Asset Management:
Shinhan Bank	Interest income		129	198
Aju Capital:
Shinhan Bank	Interest income		—	262
²	Gain on derivatives		631	3,259
Westend Corporate Restructuring Fund:
Shinhan Bank	Interest income		12	—
Shinhan Maquarie:
Shinhan Bank	Interest income		12	—

		~~W~~	58,894	43,333

		~~W~~	739,828	666,617

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued
          (b) Account balances
                    Significant balances with the related parties as of December 31, 2010 and 2009 were as follows:

Related Party	Account	2010		2009
i) Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group:
Shinhan Bank	Due from banks	~~W~~	787	9,822
²	Guarantee deposits		12,474	8,974
²	Accounts receivable		121,121	38,240
²	Deposit for severance benefit		—	2,300
Shinhan Card	Loans in won		900,000	800,000
²	Accounts receivable		103,468	3,517
²	Accrued income		4,442	3,682
Shinhan Investment	Loans in won		100,000	170,000
²	Accounts receivable		7,753	4,443
²	Accrued income		950	1,569
Shinhan Life Insurance	Accounts receivable		4,570	2,533
Shinhan Capital	Loans in won		450,000	600,000
²	Accounts receivable		2,956	1,822
²	Accrued income		2,353	3,412
Jeju Bank	Accounts receivable		281	—
Shinhan Credit Information	Accounts receivable		978	476
Shinhan PE	Loans in won		5,000	5,000
²	Accounts receivable		151	—
Shinhan BNP Paribas AMC	Accounts receivable		79	68
Shinhan Maquarie	Accrued income		—	75
Shinhan Bank:
Shinhan Card	Call loan		15,300	58,200
²	Accounts receivable		25	20
²	Accrued income		1,740	—
²	Derivative assets		3,572	3,856
Shinhan Investment	Guarantee deposits		12,179	11,243
²	Accrued income		15	—
²	Derivative assets		32	1,527
Shinhan Life Insurance	Accrued income		6	978
²	Derivative assets		12,475	18,773
²	Deposit for severance benefit		91,592	88,732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Jeju Bank	Call loan	~~W~~	569	2,130
²	Loans in foreign currency		11,111	8,377
²	Accrued income		68	45
Shinhan Asia	Due from banks		108	140
²	Loans in foreign currency		17,084	16,930
²	Derivative assets		162	316
Shinhan Bank America	Due from banks		—	96
Shinhan Europe	Due from banks		181	1,376
²	Call loan		—	7,006
²	Loans in foreign currency		144,162	64,218
²	Derivative assets		75	105
Shinhan Khmer	Due from banks		—	20
Shinhan Canada	Due from banks		—	464
²	Derivative assets		—	200
Shinhan China	Due from banks		821	907
²	Loans in foreign currency		34,167	—
²	Call loan		56,945	—
SBJ BANK	Loans in foreign currency		218,591	197,584
²	Call loan		83,339	69,455
²	Derivative assets		—	6,357
²	Other asset		59,036	499
Shinhan Vietnam	Due from banks in foreign currency		—	18,657
²	Call loan		55,806	74,726
²	Loans in foreign currency		11,389	12,178
²	Accrued income		—	14,148
Shinhan Kazakhstan	Due from banks in foreign currency		151	—
Shinhan Bank(Trust)	Borrowing from bank account		6,773	24,391
Symphony Energy	Loans in won		11,319	—
²	Loans in foreign currency		246	—
Symphony Energy	Domestic Import usance bills		855	—
²	Accrued income		47	—
HKC&T	Loans in won		14,905	—
²	Loans in foreign currency		1,740	—
²	Accrued income		44	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Bank(Trust):
Shinhan Bank	Due from bank account	~~W~~	562,860	465,684
Shinhan Asia:
Shinhan Bank	Loans in foreign currency		9,681	9,925
Shinhan Europe:
Shinhan Bank	Derivative assets		174	447
²	Loans in foreign currency		152,197	—
Shinhan Kazakhstan:
Shinhan Bank	Due from banks		7	—
Shinhan China:
Shinhan Bank	Loans in foreign currency		48,724	25,774
SBJ BANK:
Shinhan Bank	Due from banks		47,386	27
²	Call loan		—	50,515
²	Loans in foreign currency		2,831,589	2,435,415
²	Other asset		971	—
Shinhan Vietnam:
Shinhan Bank	Loans in foreign currency		9,575	—
²	Other asset		30,243	—
Shinhan Aitas:
Shinhan Bank	Due from banks		10,150	3,736
²	Other asset		204	—
Shinhan Investment	Due from banks		1,939	4,273
²	Accrued income		4	—
Shinhan BNP Paribas AMC	Accounts receivable		97	98
Shinhan Card:
Shinhan Financial Group	Accounts receivable		270	234
Shinhan Bank	Due from banks		26,693	29,281
²	Guarantee deposits		29,913	23,586
²	Accounts receivable		11,951	—
²	Derivative assets		33,503	52,901
²	Pension assets for severance benefit		1,064	1,351
Shinhan Investment	Due from banks		468	1,484
²	Guarantee deposits		3,974	3,974
Shinhan Investment	Accounts receivable		1,285	—
Shinhan Life Insurance	Accounts receivable		1,821	1,644
²	Accrued income		606	—
²	Deposit for severance benefit		9,330	9,108

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Capital	Accounts receivable	~~W~~	140	195
Jeju Bank	Due from banks		204	247
Shinhan Credit Information	Accounts receivable		136	90
Shinhan PE	Accounts receivable		40	33
Shinhan BNP Paribas AMC	Accounts receivable		68	70
Shinhan Aitas	Accounts receivable		138	75
Shinhan Investment:
Shinhan Bank	Due from banks		187,758	207,564
²	Guarantee deposits		21,424	20,580
²	Trading Securities		30,100	—
²	Accrued income		1,194	915
²	Derivative assets		4	—
²	Deposit for severance benefit		23	517
Shinhan Card	Trading Securities		1,393	11,383
²	Accrued income		20	54
Shinhan Life Insurance	Deposit for severance benefit		663	510
Shinhan Capital	Trading Securities		—	20,060
²	Accrued income		—	58
Jeju Bank	Due from banks		74,401	67,420
²	Accrued income		784	486
Shinhan Maritime PEF	Accrued income		100	—
²	Derivative assets		1,089	—
Shinhan Investment America:
Shinhan Investment	Accrued income		106	—
Shinhan Investment Europe:
²	Accrued income		11	174
Shinhan Maritime PEF:
SS Triton A	Held-to-Maturity securities		19,613	—
²	Accrued income		453	—
SS Triton B	Held-to-Maturity securities		19,613	—
²	Accrued income		453	—
Shinhan Life Insurance:
Shinhan Financial Group	Accounts receivable		1,212	—
Shinhan Bank	Due from banks		65,841	63,149
²	Available-for-Sale securities		4,665	4,035
Shinhan Bank	Held-to-Maturity securities		54,999	54,999
²	Guarantee deposits		36,952	12,345
²	Accrued income		22,680	15,647

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Card	Available-for-Sale securities	~~W~~	—	25,814
²	Accounts receivable		114	102
²	Accrued income		—	442
Shinhan Investment	Guarantee deposits		239	228
Jeju Bank	Due from banks		212	242
Shinhan Capital:
Shinhan Financial Group	Accounts receivable		706	—
Shinhan Bank	Due from banks		3,778	7,920
²	Guarantee deposits		966	963
²	Accrued income		12	6
²	Derivative assets		36,335	19,273
Jeju Bank:
Shinhan Bank	Guarantee deposits		1,140	—
Shinhan Card	Accounts receivable		10	19
Shinhan Life Insurance	Accrued income		5	4
Jeju Bank(Trust)	Accrued income		—	243
Jeju Bank(Trust) :
Jeju Bank	Due from Bank Account		4,010	10,910
Shinhan Credit Information:
Shinhan Bank	Due from banks		9,470	9,452
²	Guarantee deposits		939	1,352
²	Accounts receivable		382	—
²	Accrued income		147	583
Shinhan Card	Accrued income		2,246	2,171
Shinhan Investment	Accounts receivable		3	—
Shinhan Life Insurance	Accrued income		—	10
²	Accounts receivable		6	—
Shinhan Capital	Accrued income		1	1
Shinhan PE:
Shinhan Financial Group	Prepaid expenses		111	122
Shinhan Bank	Due from banks		86	3,551
Shinhan Investment	Due from banks		6,258	285
Shinhan BNP Paribas AMC:
Shinhan Bank	Due from banks		80,784	59,847
²	Accrued income		983	1,828
Shinhan Investment	Guarantee deposits		962	962
Shinhan Life Insurance	Accrued income		7	7
Shinhan Maquarie:
Shinhan Bank	Due from banks		—	2,389

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan PEF 2nd:
Shinhan Investment	Due from banks	~~W~~	8	—
Symphony Energy:
Shinhan Bank	Due from banks		1,485	2,763
HKC&T:
Shinhan Bank	Due from banks		2,535	—
²	Accrued income		2	—

		~~W~~	7,110,891	6,111,139

ii) Equity method accounted investees:

Shinhan Financial Group:
Shinhan Data System	Accounts receivable	~~W~~	213	190
SHC Management	Accounts receivable		81	68
Shinhan Maquarie	Accrued income		77	—
Shinhan Bank:
Cardif Life Insurance	Accrued income		258	515
Aju Capital	Bills bought in won		50,000	—
²	Derivative assets		—	1,057
UAMCO.,Ltd.	Loans in won		4,026	—
UAMCO.,Ltd.:
Shinhan Bank	Due from banks		1,083	5,132
²	Accounts receivable		—	4
Shinhan Data System:
Shinhan Financial Group	Accounts receivable		—	1
Shinhan Bank	Due from banks		6,777	6,330
²	Guarantee deposits		219	219
²	Accounts receivable		62	436
²	Accrued income		58	—
Shinhan Card	Accounts receivable		1,696	276
Shinhan Investment	Accounts receivable		173	632
Shinhan Capital	Accounts receivable		—	33
Shinhan Life Insurance	Accounts receivable		94	75
Jeju Bank	Accounts receivable		—	6
Shinhan Credit Information	Accounts receivable		—	75
Shinhan BNP Paribas AMC	Accounts receivable		—	2

Cardif Life Insurance:
Shinhan Bank	Due from banks		172	1,310
²	Guarantee deposits		35	35
²	Deposit for severance benefit		—	382
Jeju Bank	Due from banks		—	2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(32)	Related Party Transactions, Continued

Related Party	Account	2010		2009
Shinhan Corporate Restructuring Fund 7 th:
Shinhan Bank	Due from banks	~~W~~	275	5,828
Shinhan Corporate Restructuring Fund 8 th:
Shinhan Bank	Due from banks		3,581	972
Macquarie Shinhan Infrastructure Management Co., Ltd.:
Shinhan Bank	Due from banks		5,710	11,190
²	Accounts receivable		—	83
Westend Corporate Restructuring Fund:
Shinhan Bank	Due from banks		483	1,509
Aju Capital:
Shinhan Bank	Due from banks		440	414
Shinhan Card:
Shinhan Data System	Accounts receivable		56	47
Cardif Life Insurance	Accounts receivable		99	88
SHC Management	Accrued income		—	5
Shinhan BNP Paribas AMC:
Cardif Life Insurance	Accrued income		43	45
SHC Management:
Shinhan Bank	Due from banks		100	100
²	Accrued income		5	—
Shinhan Investment	Due from banks		36	51
Shinhan Maquarie:
Shinhan Bank	Due from banks		4,555	—

			80,407	37,112

		~~W~~	7,191,298	6,148,251

(c) Guarantees and acceptances
The guarantees and acceptances provided between the related parties as of December 31, 2010 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parts	Account	and acceptances
Shinhan Bank	Shinhan Capital	Guarantees for letter of credit	~~W~~	880
²	SHC Management	Guarantees for letter of guarantee		47
²	Aju Capital Co., Ltd.	Guarantees for debenture issuance		110,815
²	²	Guarantees for letter of credit		1,883
²	Shinhan Investment	Finance guarantees		51,368
²	Shinhan China	Finance guarantees		43
²	SBJ Bank	Finance guarantees		67,272

			~~W~~	232,308

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(33)	Segment Information
(a)	The Consolidated Company has five reportable operating segments — providing corporations, governments, institutions and investors with commercial banking and financial products and services (the Banking business segment), credit card services and related businesses (the Credit Card business segment), securities trading, underwriting and brokerage services (the Securities business segment), life insurance and related businesses services (the Life Insurance segment) and leasing business, business of investment and trust of securities, debt collection services and other businesses (Others). The following table provides information for each operating segment as of and for the years ended December 31, 2010 and 2009:

	2010
							Adjustment
					Life		for
	Banking		Credit Card	Securities	Insurance	Others	consolidation	Total
Gross operating revenue(*)	~~W~~	23,740,634	4,077,430	1,725,852	3,929,246	897,584	(719,614)	33,651,132
Inter-segment transaction		363,641	12,693	11,619	10,624	270,071	(668,648)	—
Net operating revenue		23,376,993	4,064,737	1,714,233	3,918,622	627,513	(50,966)	33,651,132
Operating income		2,311,805	1,168,371	174,463	287,405	(116,115)	(590,760)	3,235,169
Total assets	~~W~~	221,691,423	21,096,513	9,464,524	11,956,060	34,445,320	(32,622,088)	266,031,752

	2009
							Adjustment
			Credit		Life		for
	Banking		Card	Securities	Insurance	Others	consolidation	Total
Gross operating revenue(*)	~~W~~	42,089,993	3,693,746	1,631,798	3,418,428	1,010,978	(673,041)	51,171,902
Inter-segment transaction		259,496	15,878	13,331	13,452	304,812	(606,969)	—
Net operating revenue		41,830,497	3,677,868	1,618,467	3,404,976	706,166	(66,072)	51,171,902
Operating income		1,195,819	1,114,830	36,446	236,461	(99,965)	(385,684)	2,097,907
Total assets	~~W~~	216,976,837	17,572,883	7,569,773	10,054,742	31,610,187	(28,766,335)	255,018,087

(*)	Based on presentation in the Korean language consolidated financial statements, operating revenue and expense mainly consist of the following:

Operating revenue	Operating expense
Interest and dividend income	Interest expense
Gain on valuation and disposition of securities	Provision for credit losses
Gain on valuation and disposition of loans	Loss on valuation and disposition of securities
Gain on foreign currency transactions	Loss on valuation and disposition of loans
Commission income	Loss on foreign currency transactions
Fees and commissions from trust accounts	Selling and administrative expense
Gain on derivatives	Loss on derivatives

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(33)	Segment Information, Continued
(b)	The Consolidated Company conducts business globally and is managed geographically. The following table provides information for each geographical segment as of and for the years ended December 31, 2010 and 2009:

	2010
				Adjustment for
	Domestic		Overseas	consolidation	Total
Gross operating revenue	~~W~~	33,491,786	878,960	(719,614)	33,651,132
Inter-segment transaction		570,875	97,773	(668,648)	—
Net operation revenue		32,920,911	781,187	(50,966)	33,651,132
Operating income		3,753,571	72,358	(590,760)	3,235,169
Total assets		286,292,514	12,361,326	(32,622,088)	266,031,752

	2009
				Adjustment for
	Domestic		Overseas	consolidation	Total
Gross operating revenue	~~W~~	49,835,102	2,009,841	(673,041)	51,171,902
Inter-segment transaction		588,754	18,215	(606,969)	—
Net operation revenue		49,246,348	1,991,626	(66,072)	51,171,902
Operating income		2,407,413	76,178	(385,684)	2,097,907
Total assets		272,519,202	11,265,220	(28,766,335)	255,018,087

(34)	Results of Operations for the Last Interim Period

	2010		2009
	4th Quarter		4th Quarter
Operating revenue (*)	~~W~~	7,892,318	8,193,718
Operating income (*)		476,074	492,816
Net income for the period		342,407	262,460
Net income — majority interest		364,358	256,211
Earnings per share		646	414
Diluted earnings per share in Won		641	414

(*)	Based on presentation in the Korean language consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(35)	Condensed Financial Statements of the Consolidated Company
(a)	Statements of Financial Position
Condensed statements of financial position of the Consolidated Company as of December 31, 2010 and 2009 were as follows:

	2010
				Total stockholders’
	Total assets		Total liabilities	equity
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	~~W~~	29,616,670	6,891,917	22,724,753
Shinhan Bank		205,377,968	190,371,775	15,006,193
Shinhan Bank (Trust)		3,649,842	3,649,842	—
Shinhan Asia		205,683	45,202	160,481
Shinhan Bank America		1,069,901	964,915	104,986
Shinhan Europe		371,606	298,629	72,977
Shinhan Khmer		52,045	26,824	25,221
Shinhan Kazakhstan		42,611	2,874	39,737
Shinhan Canada		157,057	130,166	26,891
Shinhan China		1,720,058	1,359,190	360,868
SBJ Bank		5,527,909	5,141,518	386,391
Shinhan Vietnam		498,340	317,654	180,686
Shinhan Aitas		25,271	4,290	20,981
Shinhan Card		21,096,513	15,967,282	5,129,231
Shinhan Investment		9,539,649	7,641,290	1,898,359
Shinhan Investment America		4,971	79	4,892
Shinhan Investment Europe		5,520	103	5,417
Shinhan Investment Asia		4,175	204	3,971
Shinhan Maritime		89,286	1,089	88,197
SS Triton A		39,162	14,581	24,581
SS Triton B		39,162	14,581	24,581
Shinhan Life Insurance		11,956,060	10,938,950	1,017,110
Shinhan Capital		3,750,776	3,283,760	467,016
Petra PEF		40,385	4	40,381
Jeju Bank		3,027,983	2,791,814	236,169
Jeju Bank (Trust)		22,425	22,425	—
Shinhan Credit Information		19,546	4,377	15,169
Shinhan PE		20,805	5,821	14,984
Shinhan PEF 1st		159,863	900	158,963
Shinhan PEF 2nd		211,002	—	211,002
Symphony Energy		45,757	31,013	14,744
SHPE Holdings One		147,525	—	147,525
SHPE Holdings Two		50,077	22,490	27,587
HKC&T		50,076	22,490	27,586
Shinhan BNP Paribas AMC		172,058	24,880	147,178

	~~W~~	298,807,737	249,992,929	48,814,808

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(35)	Condensed Financial Statements of the Consolidated Company, Continued

	2009
				Total stockholders’
	Total assets		Total liabilities	equity
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	~~W~~	27,120,706	6,392,345	20,728,361
Shinhan Bank		202,237,352	188,821,769	13,415,583
Shinhan Bank (Trust)		3,727,705	3,727,705	—
Shinhan Asia		209,869	48,721	161,148
Shinhan Bank America		1,154,668	1,052,675	101,993
Shinhan Europe		347,549	271,597	75,952
Shinhan Khmer		54,709	30,090	24,619
Shinhan Kazakhstan		42,212	1,849	40,363
Shinhan Canada		101,706	72,370	29,336
Shinhan China		1,333,194	978,141	355,053
SBJ Bank		4,449,993	4,234,428	215,565
Shinhan Vietnam		350,706	257,859	92,847
Shinhan Aitas		18,395	2,424	15,971
Shinhan Card		17,572,883	12,931,388	4,641,495
Shinhan Investment		7,551,809	5,785,472	1,766,337
Shinhan Investment Europe		7,423	105	7,318
Shinhan Investment America		5,524	96	5,428
Shinhan Investment Asia		5,017	135	4,882
Shinhan Life Insurance		10,054,742	9,274,787	779,955
Shinhan Capital		3,652,012	3,253,785	398,227
Petra PEF		41,990	—	41,990
Jeju Bank		2,950,155	2,736,667	213,488
Jeju Bank (Trust)		17,019	17,019	—
Shinhan Credit Information		19,763	4,380	15,383
Shinhan PE		21,765	7,003	14,762
Shinhan PEF 1st		199,644	900	198,744
Shinhan PEF 2nd		178,287	6	178,281
Symphony Energy		36,345	15,983	20,362
SHPE Holdings One		143,795	—	143,795
Shinhan BNP Paribas AMC		167,973	27,110	140,863
Shinhan Macquarie		9,512	15,164	(5,652)

	~~W~~	283,784,422	239,961,973	43,822,449

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(35)	Condensed Financial Statements of the Consolidated Company, Continued
(b)	Statements of Income

Condensed statements of income of the Consolidated Company for the years ended December 31, 2010 and 2009 were as follows:

	2010
					Income (loss)
	Operating		Operating	Operating	before	Net income
Subsidiaries	revenue		expense	income (loss)	income tax	(loss)
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	~~W~~	2,820,008	442,487	2,377,521	2,377,647	2,381,184
Shinhan Bank		22,969,678	20,714,053	2,255,625	2,092,082	1,648,389
Shinhan Bank (Trust)		210,993	205,428	5,565	—	—
Shinhan Asia		8,477	6,280	2,197	969	969
Shinhan Bank America		65,577	94,994	(29,417)	(30,285)	(30,337)
Shinhan Europe		14,240	8,092	6,148	6,360	4,314
Shinhan Khmer		3,706	2,132	1,574	1,578	1,206
Shinhan Kazakhstan		2,879	2,853	26	82	82
Shinhan Canada		5,558	8,840	(3,282)	(3,286)	(3,286)
Shinhan China		74,482	69,674	4,808	4,462	2,825
SBJ Bank		153,045	133,765	19,280	18,009	7,033
Shinhan Vietnam		43,552	21,533	22,019	22,187	16,939
Shinhan Aitas		21,682	14,845	6,837	6,618	5,010
Shinhan Card		4,061,297	2,872,926	1,188,371	1,180,052	1,107,029
Shinhan Investment		1,725,731	1,554,328	171,403	184,049	138,889
Shinhan Investment America		920	1,772	(852)	(852)	(410)
Shinhan Investment Europe		203	1,666	(1,463)	(1,473)	(1,473)
Shinhan Investment Asia		228	1,019	(791)	(791)	(791)
Shinhan Maritime		898	2,397	(1,499)	(1,499)	(1,499)
SS Triton A		—	654	(654)	(654)	(654)
SS Triton B		—	654	(654)	(654)	(654)
Shinhan Life Insurance		3,817,702	3,530,298	287,404	278,059	210,630
Shinhan Capital		385,620	311,532	74,088	73,307	56,114
Petra PEF		728	837	(109)	(109)	(109)
Jeju Bank		188,083	161,178	26,905	25,550	18,970
Jeju Bank (Trust)		750	750	—	—	—
Shinhan Credit Information		33,428	32,190	1,238	1,283	987
Shinhan PE		6,532	3,536	2,996	708	222
Shinhan PEF 1st		15,484	49,952	(34,468)	(39,782)	(39,782)
Shinhan PEF 2nd		41	13,716	(13,675)	(12,359)	(12,359)
Symphony Energy		68,701	74,026	(5,325)	(5,568)	(5,568)
SHPE Holdings Two		3,857	6,829	(2,972)	(2,414)	(2,414)
HKC&T		3,898	5,573	(1,675)	(2,306)	(2,306)
Shinhan BNP Paribas AMC		119,197	65,322	53,875	53,112	39,737

	~~W~~	36,827,175	30,416,131	6,411,044	6,224,082	5,538,887

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(35)	Condensed Financial Statements of the Consolidated Company, Continued

	2009
				Operating	Income (loss)
	Operating		Operating	income	before	Net income
Subsidiaries	revenue		expense	(loss)	income tax	(loss)
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	~~W~~	1,800,354	504,176	1,296,178	1,306,279	1,306,292
Shinhan Bank		41,466,693	40,233,903	1,232,790	1,066,208	748,664
Shinhan Bank (Trust)		219,912	219,912	—	—	—
Shinhan Asia		13,573	9,932	3,641	(354)	(586)
Shinhan Bank America		66,963	134,532	(67,569)	(71,778)	(71,943)
Shinhan Europe		19,036	13,214	5,822	5,892	3,999
Shinhan Khmer		4,110	2,398	1,712	1,189	875
Shinhan Kazakhstan		3,801	3,139	662	643	643
Shinhan Canada		2,969	6,840	(3,871)	(3,873)	(3,873)
Shinhan China		64,134	51,440	12,694	13,083	9,778
Shinhan Japan		32,711	33,821	(1,110)	(13,940)	(14,950)
Shinhan Vietnam		6,654	18,656	(12,002)	(12,011)	(12,697)
Shinhan Aitas		18,760	14,453	4,307	3,884	3,259
Shinhan Card		3,693,714	2,578,916	1,114,798	1,100,554	856,755
Shinhan Investment		1,583,574	1,547,127	36,447	56,911	44,184
Shinhan Investment America		1,234	2,364	(1,130)	(1,130)	(1,014)
Shinhan Investment Europe		1,427	1,925	(498)	(498)	(498)
Shinhan Investment Asia		1,293	2,222	(929)	(930)	(930)
Shinhan Life Insurance		3,418,331	3,181,967	236,364	224,375	173,973
Shinhan Capital		449,042	397,502	51,540	50,516	38,413
Petra PEF		—	10	(10)	(10)	(10)
Jeju Bank		189,400	172,710	16,690	16,912	12,837
Jeju Bank (Trust)		828	828	—	—	—
Shinhan Credit Information		35,367	34,252	1,115	1,441	1,115
Shinhan PE		8,348	3,953	4,395	4,913	3,625
Shinhan PEF 1st		21,019	8,211	12,808	10,053	10,053
Shinhan PEF 2nd		62	5,901	(5,839)	784	784
Symphony Energy		63,104	66,134	(3,030)	(2,990)	(2,042)
SHPE Holdings Two		6,623	—	6,623	6,623	6,623
Shinhan BNP Paribas AMC		115,227	70,008	45,219	42,624	31,714
Shinhan PE		3,706	6,149	(2,443)	(2,832)	(2,110)

	~~W~~	53,311,969	49,326,595	3,985,374	3,802,538	3,142,933

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(36)	Discontinued Operations
In accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, Shinhan Financial Group Co., Ltd. disposed 3,290,002 shares and 1,409,999 shares of Cardif Life Insurance Co., Ltd. to BNP Paribas Assurance and Shinhan Bank, respectively, effective June 26, 2009. Accordingly, Cardif Life Insurance Co., Ltd. was excluded from the subsidiary of the Consolidated Company. The Consolidated Company accounted for the results of operations from Cardif Life Insurance separately as discontinued operations. The comparative income statement has been restated to show the income (loss) from discontinued operation separately from continuing operations.
(a)	Details of income (loss) from discontinued operations for the year ended December 31, 2009 were as follows:

	2009
Operating revenues	~~W~~	88,295
Operating expenses		82,451

Operating income(loss)		5,844
Non-operating income(loss), net		21
Gain on disposition of subsidiary		12,080
Tax effect		2,485

	~~W~~	15,460

(b)	Cash flows from discontinued operations for the year ended December 31, 2009 were as follows:

	2009
Net cash provided by operating activities	~~W~~	53,995
Net cash provided by investing activities(*)		22,809
Net cash from financing activities		—

Net cash provided by discontinued operations operation	~~W~~	76,804

(*)	Cash flows provided by disposition of subsidiary amounting to ~~W~~ 23,000 million are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the roadmap announced by the Financial Supervisory Commission for the adoption of Korean IFRS (the “K-IFRS”) in March 2007 and article 13 of the Act on External Audit of Stock Companies, the Consolidated Company will adopt the K-IFRS from the fiscal year 2010 (the date of first-time adoption to K-IFRS: January 1, 2010).

In August 2007, the Consolidated Company formed a task force to prepare for its transition from Korean GAAP to K-IFRS. The three phases being conducted for the transition to K-IFRS by the task force are 1) Analysis and Planning Phase, 2) Design Phase and 3) Implementation Phase. As of the date of the report, all three phases as described above are substantially completed. The Consolidated Company has been preparing financial statements under K-IFRS from the date of transition and onwards and expects that financial information for the fiscal year 2010 will be K-IFRS compliant.

(b)	K-IFRS Adoption Status
i)	Action Plan and Status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.
	Phase 1: Analysis Phase

The Consolidated Company identified differences between Statements of Korean Financial Accounting Standards (current Korean Accounting Standards) and K-IFRS, and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Consolidated Company has provided K-IFRS training course to its employees to enhance K-IFRS knowledge.

‚	Phase 2: Policy Establishment, System Design and Implementation Phase

Based on the outcome of Phase 1, from March 2008 to December 2009, the Consolidated Company performed detailed GAP and impact analysis, designed and implemented of its IT infrastructure. The Consolidated Company also has continuously carried out training course for its employees.

ƒ	Phase 3: K-IFRS application phase

Starting January 2010, the Consolidated Company is proceeding to prepare and verify financial information, to reorganize internal accounting control system, and to analyze the impact of changes in accordance with K-IFRS.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
ii)	Major Activities
☐	Establishment of Shinhan Financial Group and all its subsidiaries (the “Group”) accounting policies and accounting manuals

In consideration of the requirements of K-IFRS and the Group’s current situations, the Consolidated Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Consolidated Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary reorganized its accounting policy and accounting practice manual to meet the consistency for accounting treatments.

☐	System Redesign

The Consolidated Company analyzed a financial reporting system and defined business requirement design in order to produce the financial information in a relevant and efficient manner. Then the Consolidated Company completed IFRS system at the end of reporting period. In addition, the Consolidated Company has performed financial data cleansing and uploaded data in IFRS system.

☐	Redesign of financial reporting internal control processes

The Consolidated Company analyzed in detail the impact of the adoption of K-IFRS on internal control on financial reporting process and redesigned and tested its internal accounting control system. Also, the Consolidated Company performed the training for internal accounting staffs.

„	Analysis of the impact of changes in K-IFRS

The Consolidated Company is analyzing the impact of changes and forthcoming requirements of IFRS on financial information and closing system.

…	Generation and analysis of financial information in accordance with K-IFRS

The Consolidated Company is generating and analyzing opening balance as of January 1, 2010 and each quarter financial information of 2010 prepared in accordance with K-IFRS as of the reporting date.
iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Consolidated Company formed its K-IFRS Adoption Task Force Team, including external consultants. Each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector, in order to carry out IT system design and implementation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
(c)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, goodwill, loss provision, revenue recognition, derecognition of financial instruments and employee benefits, among others. The details of significant differences are as follows:

		K-IFRS	K-GAAP
First-time adoption of K-IFRS	Business combinations	K-IFRS 1103, Business Combinations will not be applied retrospectively to business combinations occurring prior to the date of transition.	—

	Deemed cost	The Consolidated Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.	—

	Cumulative translation differences	The cumulative translation difference of foreign operations as of the date of transition will be regarded as nil	—

	Derecognition of financial assets and financial liabilities	The derecognition requirements in K-IFRS 1039, Financial Instruments: Recognition and Measurement were applied prospectively for transactions occurred on or before the date of transition.	—

	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss	Although K-IFRS 1039, Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Consolidated Company elected to use these exemptions.	—

	Share-based payment transactions	K-IFRS 1102, Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

		K-IFRS	K-GAAP
First-time adoption of K-IFRS	Decommissioning liabilities included in the cost of property, plant and equipment	The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.	—

	Leases	K-IFRS 1017, Leases will be applied retrospectively to leases occurring prior to the date of transition.	—

	Investments in subsidiaries, jointly controlled entities and associates	The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost were K-GAAP carrying amounts at the date of transition.	—

Basis of financial statement preparation		Consolidated financial statements	Individual financial statements

Consolidation scope		If the Group has dominant influence or control over the subsidiary including special purpose vehicle “SPV”, the subsidiary is included in the Group’s consolidation scope regardless of the subsidiary size.	Based on the Act on External Audit of Stock Companies, a stock company, whose total value of asset is less than W 10 billion as of the end of the immediate preceding fiscal year, shall not be considered a subsidiary. Consolidation of SPV is not stipulated in K-GAAP.

Goodwill		Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually whenever there is any indication that they may be impaired.	Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

	K-IFRS	K-GAAP
Allowance for loan losses	Allowance for loan losses that has been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.	Allowance for loan losses is estimated at a greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

Revenue recognition	All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.	Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement	The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.
The fair value is measured reflecting credit risk.	Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.
In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments	Depends on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset is continued to be recognized, is derecognized or is continued to be recognize to the extent of its continuing involvement in the financial asset.	Depends on whether or not the Consolidated Company retains control over the financial assets, the transferred asset is continued to be recognized or derecognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

	K-IFRS	K-GAAP
Change in depreciation method	The depreciation method applied to an asset shall be reviewed at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.	The depreciation method shall be applied consistently from period to period unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

Employee benefits	Under the Projected Unit Credit Method, the Consolidated Company recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.	The Consolidated Company establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting period.

Customer loyalty program	The Consolidated Company allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Consolidated Company recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Consolidated Company chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Consolidated Company chooses the cost model.

Presentation of liabilities and equity	The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.	Classified under Commercial Law

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
(d)	Changes in scope of consolidation

The Consolidated Company is required under K-IFRS to present consolidated financial statements. Changes in the scope of consolidation from K-GAAP to K-IFRS as of December 31, 2010 are as follows:

Consolidated Subsidiaries	Consolidated Subsidiaries under
under K-GAAP	K-IFRS	Difference
—	Shinhan Data System	Under Art. 1-3 par. 2 of the Presidential Decree enacting the Act on External Audit of Stock Companies, Shinhan Data System and SHC Management were excluded from consolidation, however under K-IFRS they are consolidated subsidiaries.

—	SHC Management

—	Corstone Delta Company Ltd.	As the percentage of ownership is less than 50%, Corstone Delta Company Ltd. was excluded from consolidation, however under K-IFRS 2012, Consolidation - Special Purpose Entities it is a consolidated subsidiary.

Trust accounts	— Unspecified money trust — Development trust	Under current K-GAAP, trust accounts where there is repayment guarantee of principal and minimum interest earnings are subject to consolidation scope in accordance with Detailed Regulation on Supervision of Banking Business. Under K-IFRS, however, those trust accounts are excluded from the consolidation scope since the Consolidated Company does not have control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued

Consolidated Subsidiaries	Consolidated Subsidiaries under
under K-GAAP	K-IFRS	Difference
SPC	27 entities including Shinhan 6th Securitization Specialty L.L.C.	Under current K-GAAP, consolidation scope is determined in accordance with Act on External Audit of Stock Companies and Enforcement Decree of the Act where SPC and wholly owned private equity fund are excluded from consolidation scope. Under K-IFRS, however, those entities are included in the consolidation scope since the Consolidated Company has control.

Wholly owned private equity fund	71 entities including SH Private Bond Investment Trust SH-3

Petra Private Equity Fund	—	Due to revision of Act on External Audit of Stock Companies and Enforcement Decree of the Act, it is not included in the consolidation

— —	Shinhan 7th Corporate Restructuring Fund SHC 1st New Technology Investment Fund	Under current K-GAAP, consolidation scope is determined in accordance with Act on External Audit of Stock Companies and Enforcement Decree of the Act where SPC and wholly owned private equity fund are excluded from consolidation scope. Under K-IFRS, however, those entities are included in the consolidation scope since the Consolidated Company has control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
(e)	Summary of the effects of the adoption of K-IFRS on the Consolidated Company’s financial position and the results of its operation

This summary of the effects on the Consolidated Company’s financial position and the results of its operation described below are based on the consolidated financial statements, and may change in the future as a result of additional analysis, revised standards etc.
i)	The effects on the Consolidated Company’s financial position due to the adoption of K-IFRS as of the date of transition to K-IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
K-GAAP	~~W~~	255,018,087	233,895,061	21,123,026

Adjustment for:
Changes in the consolidated entities		1,081,470	1,133,803	(52,333)
Allowance for loan losses		1,177,796	—	1,177,796
Allowance for unused loan commitments		—	(292,341)	292,341
Effective interest		(83,596)	(70,413)	(13,183)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		61,307	23,889	37,418
Impairment of securities		(50,923)	—	(50,923)
Goodwill		(264,026)	—	(264,026)
Convertible preferred stock		—	180,464	(180,464)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings		628,740	—	628,740
Defined benefit obligation (Actuarial valuation )		—	57,994	(57,994)
Fair value of share based payment		—	17,435	(17,435)
Other		21,042	(67,811)	88,853
Tax effect on adjustments		(145,522)	353,939	(499,461)

Total adjustment		2,426,288	(1,192,828)	3,619,116

K-IFRS	~~W~~	257,444,375	232,702,233	24,742,142

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(In millions of won)

(37)	Plans and Adoption of K-IFRS (International Financial Reporting Standards), Continued
ii)	The effects on the Consolidated Company’s financial position due to the adoption of K-IFRS as of December 31, 2010 and results of its operations for the year end of December 31, 2010 are as follows:

			Total		Net	Comprehensive
	Total assets		liabilities	Total equity	Income	income
K-GAAP	~~W~~	266,031,752	242,833,716	23,198,036	2,383,936	2,583,369

Adjustment for:
Changes in the consolidated entities		(138,962)	(273,395)	134,433	(57,790)	154,415
Allowance for loan losses		984,211	—	984,211	(192,918)	(178,782)
Allowance for unused loan commitments		—	(330,423)	330,423	38,184	38,268
Effective interest		(51,663)	(54,351)	2,688	16,802	16,802
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		102,002	72,079	29,923	(7,651)	(7,494)
Impairment of securities		(37,079)	—	(37,079)	(10,586)	15,860
Goodwill		314,105	—	314,105	566,904	566,904
Convertible preferred stock		—	—	—	(9,924)	(9,924)
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	7,802
Deemed cost for land and buildings		620,522	—	620,522	(7,919)	(7,919)
Defined benefit obligation (Actuarial valuation)		—	110,345	(110,345)	(52,141)	(52,141)
Fair value of share based payment		—	15,663	(15,663)	1,773	1,773
Other		90,760	406,295	(315,535)	(21,176)	(278,105)
Tax effect on adjustments		(62,650)	407,482	(470,132)	28,401	33,237

Total adjustment		1,834,722	(2,169,684)	4,004,406	301,299	300,696

K-IFRS	~~W~~	267,866,474	240,664,032	27,202,442	2,685,235	2,884,065